2008

EASTGROUP
PROPERTIES



EastGroup Strategy

Increasing shareholder value through internal operations, selective development and recycling of capital.

Submarket driven investments where location sensitive tenants want to be.

Clustering of multi-tenant, business distribution properties around transportation features.

Diversification in Sunbelt growth markets.



"EastGroup paid its 116th consecutive quarterly dividend in December, and 2008 was our 16th consecutive year of dividend growth. Also, our dividend is 100% covered by property net operating income."



DAVID H. HOSTER II PRESIDENT AND CEO


Dividend Growth
dividend paid per year
percentage increase per year
$1.03
$1.16
$1.23
$1.28
$1.34
$1.40
$1.48
$1.58
$1.80
$1.88
$1.90
$1.92
$1.94
$1.96
$2.00
$2.08
12.6%
6.0%
4.1%
4.7%
4.5%
5.7%
6.8%
13.9%
4.4%
1.1%
1.0%
1.0%
1.0%
2.0%
4.0%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008



Financial Highlights

		2008	2007	2006
Operations *($ in thousands, except per share data, for year ended December 31)*				
Revenues	$	168,575	150,175	132,599
Net income available to common stockholders	$	32,134	27,110	26,610
Funds from operations	$	81,325	74,166	63,749
Property Portfolio *(at year-end)*				
Real estate properties, at cost	$	1,405,302	1,270,559	1,091,491
Total assets	$	1,156,205	1,055,833	911,787
Total debt	$	695,692	600,804	446,506
Stockholders' equity	$	410,840	402,385	418,797
Square feet of real estate properties		25,612,000	23,694,000	21,808,000
Common Share Data				
Net income available to common stockholders per diluted share	$	1.30	1.14	1.17
Funds from operations per diluted share	$	3.30	3.12	2.81
Dividends per share	$	2.08	2.00	1.96
Shares outstanding *(in thousands at year-end)*		25,070	23,809	23,701
Share price *(at year-end)*	$	35.58	41.85	53.56
Diluted shares for earnings per share and funds from operations *(in thousands)*		24,653	23,781	22,692

Accomplishments

Funds from Operations of $81.3 million or $3.30 per share—an increase of 5.8% and the highest per share amount in EastGroup's history.

16th consecutive year of dividend growth and paid 116th consecutive quarterly dividend.

Year-end property occupancy of 93.8%.

Added 16 development properties with 1.4 million square feet and an investment of $88 million to the portfolio.

Strengthened balance sheet with $57.2 million proceeds from sale of 1.2 million common shares, increased and renewed bank lines for four years, and completed two first mortgages for a total of $137 million.




San Francisco
Fresno
Denver
Santa Barbara
Los Angeles
San Diego
Phoenix
Tucson
El Paso
Dallas
San Antonio
Houston
Jackson
New Orleans
Charlotte
Jacksonville
Orlando
Tampa
Ft. Myers
Ft. Lauderdale/
Palm Beach
Properties
Development
Corporate Headquarters
Regional Offices

Portfolio By State (cost)

by percentage as of 2/28/09


Florida
30%
Texas
30%
California
16%
Other
15%
Arizona
9%

Officers



(left to right)

Bruce Corkern, CPA
Senior Vice President,
Chief Accounting Officer
and Controller

William D. Petsas
Senior Vice President

David H. Hoster II
President and
Chief Executive Officer

John F. Coleman
Senior Vice President

N. Keith McKey, CPA
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer

Brent W. Wood
Senior Vice President

(left to right)

Anthony A. Rufrano
Vice President

Michael P. Sacco III
Vice President

Kevin Sager
Vice President

Chris Segrest
Vice President

Jann W. Puckett
Vice President

Brian Laird
Vice President

Bill Gray, CPA
Vice President

John E. Travis
Vice President



Directors

D. Pike Aloian New York, NY; Director since 1999; Managing Director of Rothschild Realty, Inc. **H.C. Bailey, Jr.** Jackson, MS; Director since 1980; Chairman and President, H.C. Bailey Company (real estate development and investment) **Hayden C. Eaves III** Pasadena, CA; Director since 2002; Private Real Estate Investor **Fredric H. Gould** New York, NY; Director since 1998; General Partner, Gould Investors LP **David H. Hoster II** Jackson, MS; President and Director since 1993; Chief Executive Officer since 1997 **Mary E. McCormick** Columbus, Ohio; Director since 2005; Consultant **David M. Osnos** Washington, D.C.; Director since 1993; Of Counsel of the law firm of Arent Fox PLLC **Leland R. Speed** Jackson, MS; Director since 1978; Chief Executive Officer from 1983 to 1997, Chairman of the Board since 1983; Chairman of the Board, Parkway Properties, Inc.



EastGroup Profile

EastGroup Properties, Inc. is a self-administered equity real estate investment trust focused on the development, acquisition and operation of industrial properties in major Sunbelt markets throughout the United States with an emphasis in the states of Florida, Texas, Arizona and California. The Company's strategy for growth is based on its property portfolio orientation toward premier business distribution facilities clustered near major transportation features in supply constrained submarkets. EastGroup's portfolio currently includes 25.8 million square feet with an additional 1.5 million square feet under development.

The Company, which was organized in 1969, is a Maryland corporation and adopted its present name when the current management assumed control in 1983. The Company completed secondary common share underwritings in 1994, 1997, 2005, 2006 and 2008, direct placements of common shares in 1997 and 2003, a perpetual preferred share underwriting in 1998 (redeemed in 2003), a direct placement of convertible preferred shares in 1998 (converted to common shares in 2003) and a direct placement of perpetual preferred shares in 2003 (redeemed in 2008). Four public REITs have been merged into or acquired by EastGroup—Eastover Corporation in 1994, LNH REIT, Inc. and Copley Properties, Inc. in 1996 and Meridian Point Realty Trust VIII in 1998.

EastGroup's common shares are traded on the New York Stock Exchange under the symbol "EGP". The Company's shares are included in the S&P SmallCap 600 Index.



Letter to Shareholders

These are interesting times to be in the real estate business. The past year was the second consecutive one for volatility and extremes for REIT share prices. Although EastGroup's 2008 total return to shareholders (dividends plus the change in common share price) was a negative 10.8%, we outperformed the National Association of Real Estate Investment Trusts (NAREIT) equity index which was a negative 37.7%, the Dow Jones Industrial Average Index and the S&P 500. Even with this second down year in a row, our average annual total return to shareholders was 8.5% for five years, 14.8% for ten years and 15.3% for fifteen years.

In contrast to last year's precipitous drop in share prices and dysfunctional credit markets, 2008 was a productive year for EastGroup. From a balance sheet standpoint, we raised new equity through the sale of common shares at the highest price ever issued by EastGroup; we concluded new four year bank lines with increased amounts at the lowest spreads in our history; and we closed two fixed rate first mortgage loans which we used to reduce floating rate bank debt. Operationally, we achieved our best year ever with a record high level of funds from operations.

Our strategy is simple and straightforward, and it is working. We develop, acquire and operate multi-tenant business distribution facilities for customers who are location sensitive. Our properties are designed for users primarily in the 5,000 to 50,000 square foot range and are clustered around transportation features in supply constrained submarkets in major Sunbelt metropolitan areas.

Results

Funds from operations (FFO) for 2008 grew to $81.3 million or $3.30 per share as compared to $74.2 million or $3.12 per share in 2007, a per share increase of 5.8%. If a number of non-recurring items for both years are excluded, the increase would have been 9.5%. These include gains on the sale of land and lease termination fees in both years and gains from the sale of REIT shares and the sale of a non-operating asset in our taxable REIT subsidiary in 2008.

Please note that EastGroup calculates FFO based on NAREIT's definition which excludes gains on the sales of depreciable real estate. In addition, we differ from our industrial REIT peer group in that 98% of our FFO comes from rental income and does not include substantial income from fees or one-time joint venture transactions.

Property operations in 2008 reflected the trend of the slowing economy. Internal growth as measured by same property net operating income results was positive for the fifth consecutive year, but just barely so, calculated both with the straight-lining of rents (average rent over the life of the lease) and without straight-lining (sometimes referred to as cash rent).

Our average occupancy for 2008 was 94.4%, and we ended the year at 93.8%. This was our lowest quarter-end occupancy in 13 quarters and represented a 160 basis point decrease from the end of 2007. Although occupancies slowly declined during the year, they were at levels that allowed us to achieve an 11.1% increase in rents with straight-lining and a 4.2% increase without it. During 2009, we anticipate a continuing decrease in occupancy of 250 to 350 basis points and for rent growth to turn negative as the economic recession deepens.

EastGroup has a large and diverse customer base which we believe should help us weather the downturn. At year-end, we had 1,200 leases with an average size of 21,400 square feet. If you exclude the leases under 2,500 square feet, which are primarily in Tampa, our average customer size is 24,000 square feet. An important EastGroup distinction is that our customers, whether national or local, primarily distribute to the metropolitan area in which their space is located rather than to a much larger region or to the entire country.





SKY HARBOR, PHOENIX, ARIZONA



1775

Sky Harbor Business Center Phoenix, Arizona



Total Return Performance


EGP
NAREIT
S&P
$105,000
$85,000
$65,000
$45,000
$25,000
$5,000
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008



Financial Strength

During 2008, we were able to enhance an already strong, flexible and conservative balance sheet in the face of turbulent and deteriorating capital markets. At December 31, our debt to market capitalization—in spite of a declining stock price—was 44%, and our floating rate bank debt was only 7% of total capitalization. For the year, our interest coverage ratio was 3.8 times, and our fixed charge coverage ratio was 3.6 times, both of which were slightly higher than any of the previous four years. In September, Fitch Ratings reaffirmed our investment grade issuer rating of BBB.

In April, we took advantage of a then attractive equity capital market and sold 1,198,700 shares of newly issued common stock. The net proceeds of $57.2 million ($47.81 per share) were initially used to reduce short-term bank borrowings but over time will provide us an increased equity capital base for future asset and earnings growth.

On the debt side, we completed a four-year, $200 million unsecured revolving credit facility with a group of seven banks in January 2008. This line of credit, which replaced an expiring $175 million facility, can be expanded by $100 million and has an option for a one-year extension. We also have a four-year, $25 million working capital line. We are pleased with the quality and depth of our bank group, the increase in the capacity of the line of credit, the reduced interest spread and the improvement in many other terms from our previous facility.

Our line of credit is primarily used to fund our development program and property acquisitions. As market conditions permit, we employ fixed rate, nonrecourse first mortgage debt and/or equity to replace the short-term bank borrowings. For mortgages, we historically have dealt directly with a number of major insurance company lenders, which keeps loan costs down and also expedites the transaction process.

In March, we closed one of these first mortgage-type borrowings. The $78 million non-recourse mortgage, which is secured by properties containing 1.6 million square feet, has a fixed interest rate of 5.5%, a seven-year term and a 20-year amortization schedule.

In December, we completed a $59 million, limited recourse first mortgage secured by 1.3 million square feet of properties. The loan has a fixed rate of 5.75% and a five-year term with a 20-year amortization schedule. The proceeds from both mortgages were used to reduce variable rate bank borrowings. Most of our mortgage borrowing has been for ten years, but the rates were attractive for the shorter maturities, and we had limited scheduled maturities for five and seven years in the future.

During the second quarter, we redeemed all of our 1,320,000 shares of 7.95% Series D Cumulative Preferred Stock for $33 million. As a result of this transaction, we expensed the original issuance costs of $674,000 ($.03 per share).

In 2009, EastGroup has maturing debt of only $31.4 million, and we have no debt maturities in 2010. During 2009, we expect to obtain at least one mortgage loan of approximately $60-$70 million. Potential additional borrowings will depend on the amount of attractive acquisition and development opportunities that become available.

WORLD HOUSTON 27, HOUSTON, TEXAS



Development

EastGroup's development program has had a long and successful run over the past twelve years. We have added nine million square feet of quality, state-of-the-art assets with a total investment of $515 million to our portfolio. As a result, we have now built 33% of our portfolio through our development program.

This year will be a different story. Given the current economic climate and the continuing deterioration of the industrial real estate markets, we are projecting no new development starts in 2009. We do not expect to see attractive opportunities for new construction in the near term other than a possible build-to-suit or two.

We think it is important to remember that, unlike many of the industrial REITs, we have not been and do not plan to be a merchant builder. EastGroup is not developing to generate immediate gains through the sale of newly created assets. We build to own and thereby increase total returns to our shareholders in both the short and longer term.

EastGroup is an "infill" site developer. Although we do a number of build-to-suit and partially pre-leased developments, we have been comfortable initiating speculative development in submarkets where we have experience and an existing successful presence. These development submarkets are supply constrained due to limited land for new industrial development or have cost or zoning barriers to entry. In addition, a vast majority of our new developments are subsequent phases of existing multi-building projects.

At the beginning of 2008, we had originally anticipated new development starts for the year of between $60-70 million but ended up with $49 million in new starts as our various markets experienced increasing vacancies.

Overall in 2008, we transferred 16 development properties with 1.4 million square feet and an investment of $88 million into the portfolio. These assets are currently 92% leased.

At December 31, our development program consisted of 17 properties with 1.7 million square feet and a total projected investment of $119 million (with $25 million remaining to be spent in future periods)—a 23% decrease from the end of 2007. Ten of the properties were in lease-up and seven were under construction. These developments are geographically diversified in Orlando, Tampa, Jacksonville (a redevelopment), Fort Myers, West Palm Beach, Houston, San Antonio, Phoenix and Tucson.

Although we do not expect to have any new development starts this year, we believe it is important to be well positioned for the time when good opportunities for development reappear. During 2008, we acquired 125 acres of development land in five transactions totaling $13 million. Our development pipeline currently contains 330 acres with the future potential to develop approximately 4.3 million square feet of new industrial space.

SOUTHRIDGE 12, ORLANDO, FLORIDA



2405

Southridge Commerce Park Orlando, Florida


SOUTHRIDGE
COMMERCE PARK



ARION 14, SAN ANTONIO, TEXAS





Capital Recycling

SUNCOAST 3, FORT MYERS, FLORIDA


9353



Recycling of capital through asset sales and the redeployment of the proceeds in acquisitions and development has historically been an integral part of our strategy. This process allows us to continually upgrade the quality, location and growth potential of our assets.

As a result of the turmoil in the credit markets and changing property valuations, the volume of real estate transactions slowed during 2008 to almost nothing by the latter part of the year. EastGroup's only operating property acquisition was a portfolio of properties in metropolitan Charlotte for a total purchase price of $41.9 million in February. It consisted of five buildings and 9.9 acres of development land and increased our ownership in Charlotte, a market we entered in December 2006, to over 1.6 million square feet.

During the second quarter, we received a condemnation award from the State of Texas for our North Stemmons I property (123,000 square feet) in Dallas. The award was $4.7 million as payment for the building and a portion of the land associated with the property. The transaction generated a gain of $1.9 million (not included in FFO), and we plan to develop a new business distribution building on the remaining 4.9 acres at some point in the future.

In the third quarter, we sold Delp Distribution Center III, a 20,000 square foot warehouse in Memphis for $635,000 and recognized a small gain. This sale was part of our strategy to exit the Memphis market and reduces our ownership to a single 92,000 square foot warehouse there.

Also in the third quarter, we acquired a 128,000 square foot warehouse in Tampa through our taxable REIT subsidiary as part of a build-to-suit development transaction in Orlando. For strategic reasons, we did not want to hold this Tampa property long term and subsequently sold it. The transaction generated a gain of $294,000 which was included in FFO.

We are optimistic that we will be able to find a number of solid acquisition opportunities in 2009. Lack of available credit for real estate combined with rising yields and motivated sellers should generate attractive purchases for buyers with capital.

TECHWAY 4, HOUSTON, TEXAS



Dividends

EastGroup paid its 116th consecutive quarterly common stock dividend to shareholders in December. The 2008 total dividend of $2.08 per share represented a 4% increase over the dividend per share in 2007, and 2008 was our 16th consecutive year of dividend growth. During this period, dividends have increased an average of over 4.7% annually.

In 2008, our dividend payout ratio (dividends divided by FFO) decreased to 63% representing the fifth consecutive year of a decrease in this ratio. In addition, our 2008 dividend was basically equal to our taxable income meaning that we had the lowest payout level possible without having to pay corporate income taxes. We also believe it is important to note that EastGroup's dividend is 100% covered by property net operating income and does not include any FFO from fees or property transactions.

General

Congratulations to our Chairman Leland Speed who was honored by the National Association of Real Estate Investment Trusts in November. Leland received NAREIT's 2008 Industry Leadership Award which is presented to a REIT executive who has made a significant and lasting contribution to the growth and betterment of the industry.

Congratulations also to Luci Smith and her Orlando property management team. In June, they earned the 2008 BOMA (Building Owners and Managers Association) International TOBY (The Office Building of the Year) Award in the Industrial Office Park Category for their management of our six building Sunport Center in Orlando.

From an administrative standpoint in 2008, we opened a property management office in San Antonio and an asset management office in Charlotte. In 2009, we plan to begin self-managing our Charlotte assets.

The Future

The next twelve to twenty-four months will be challenging. The good news is that EastGroup is well positioned to deal with continued turmoil in the debt and equity markets and a deteriorating operating environment for industrial real estate. Our conservative balance sheet is paying off for us, and we have a proven senior management team that has been working together for a long time. Thank you for your confidence in EastGroup.



David H. Hoster II
President and CEO

February 28, 2009

World Houston International Business Center Houston, Texas

WORLD HOUSTON 26, HOUSTON, TEXAS




WORLD HOUSTON
INTERNATIONAL BUSINESS CENTER

BELTWAY 5, HOUSTON, TEXAS



EastGroup Properties

Property	Location	Size		Percentage Leased 2/28/2009	Year Acquired	Cost Before Depreciation 12/31/2008
FLORIDA						
Tampa						
56th Street Commerce Park (7)	Tampa, FL	181,000 SF		79%	1993/97	$ 6,862,000
JetPort Commerce Park (11)	Tampa, FL	284,000 SF		99%	93/94/95/99	11,173,000
Westport Commerce Center (3)	Tampa, FL	140,000 SF		95%	1994	6,888,000
Benjamin Distribution Center (3)	Tampa, FL	123,000 SF		81%	1998/99	7,611,000
Palm River Center (2)	Tampa, FL	144,000 SF		100%	1998	7,042,000
Palm River North (3)	Tampa, FL	212,000 SF		74%	2000/01	12,728,000
Palm River South (2)	Tampa, FL	160,000 SF		100%	2005/06	9,109,000
Walden Distribution Center (2)	Tampa, FL	212,000 SF		100%	1999/02	8,706,000
Oak Creek Distribution Center (7)	Tampa, FL	657,000 SF		87%	1999-2008	32,267,000
Airport Commerce Center (2)	Tampa, FL	108,000 SF		100%	1999	5,967,000
Westlake Distribution Center (2)	Tampa, FL	140,000 SF		100%	2000/01	9,332,000
Expressway Commerce Center (3)	Tampa, FL	176,000 SF	2,537,000	100%	2003/04	11,039,000
Orlando						
Chancellor Center	Orlando, FL	51,000 SF		100%	1998	2,099,000
Exchange Distribution Center (3)	Orlando, FL	201,000 SF		100%	1994/02	7,232,000
Sunbelt Distribution Center (6)	Orlando, FL	301,000 SF		79%	1989/99	11,722,000
John Young Commerce Center (2)	Orlando, FL	98,000 SF		100%	1999/00	7,825,000
Altamonte Commerce Center (8)	Orlando, FL	186,000 SF		97%	1999/03	9,287,000
Sunport Center (6)	Orlando, FL	372,000 SF		91%	2001-06	25,567,000
Southridge Commerce Park (8)	Orlando, FL	879,000 SF	2,088,000	99%	2006-08	54,809,000
Jacksonville						
Deerwood Distribution Center	Jacksonville, FL	126,000 SF		100%	1989/93	4,362,000
Phillips Distribution Center (3)	Jacksonville, FL	161,000 SF		100%	1994/95	7,807,000
Lake Pointe Business Park (9)	Jacksonville, FL	375,000 SF		73%	1994	14,521,000
Ellis Distribution Center (2)	Jacksonville, FL	339,000 SF		100%	1997	8,954,000
Westside Distribution Center (4)	Jacksonville, FL	537,000 SF		100%	1997	17,502,000
Beach Commerce Center	Jacksonville, FL	46,000 SF		100%	2001	2,934,000
Interstate Distribution Center (2)	Jacksonville, FL	181,000 SF	1,765,000	92%	2005	7,877,000
Fort Lauderdale/Palm Beach area						
Linpro Commerce Center (3)	Fort Lauderdale, FL	99,000 SF		95%	1996	4,013,000
Cypress Creek Business Park (2)	Fort Lauderdale, FL	56,000 SF		86%	1997	3,768,000
Lockhart Distribution Center (3)	Fort Lauderdale, FL	118,000 SF		89%	1997	5,425,000
Interstate Commerce Center	Fort Lauderdale, FL	85,000 SF		75%	1998	3,576,000
Executive Airport Distribution Center (3)	Fort Lauderdale, FL	140,000 SF		92%	2004/06	11,605,000
Sample 95 Business Park (4)	Pompano Beach, FL	209,000 SF		96%	1996/00	13,094,000
Blue Heron Distribution Center (4)	West Palm Beach, FL	210,000 SF	917,000	100%	1999/04	12,583,000
Fort Myers						
SunCoast Commerce Center (2)	Fort Myers, FL	126,000 SF	126,000	83%	2007/08	10,973,000
		7,433,000 SF	7,433,000			376,259,000
CALIFORNIA						
San Francisco area						
Wiegman Distribution Center (4)	Hayward, CA	262,000 SF		100%	1996	12,027,000
Huntwood Distribution Center (7)	Hayward, CA	515,000 SF		94%	1996	19,981,000
San Clemente Distribution Center	Hayward, CA	81,000 SF		100%	1997	2,989,000
Yosemite Distribution Center (2)	Milpitas, CA	102,000 SF	960,000	100%	1999	8,145,000
Los Angeles area						
Kingsview Industrial Center	Carson, CA	83,000 SF		100%	1996	3,247,000
Dominguez Distribution Center	Carson, CA	262,000 SF		100%	1996	11,166,000
Main Street Distribution Center	Carson, CA	106,000 SF		100%	2000	6,246,000
Walnut Business Center (2)	Fullerton, CA	241,000 SF		100%	1996	8,465,000
Washington Distribution Center	Santa Fe Springs, CA	141,000 SF		100%	1997	7,051,000
Ethan Allen Distribution Center	Chino, CA	300,000 SF		100%	1998	12,813,000
Industry Distribution Center (3)*	City of Industry, CA	909,000 SF		100%	1998/04/07	35,629,000
Chestnut Business Center	City of Industry, CA	75,000 SF		83%	2000	5,274,000
LA Corporate Center	Monterey Park, CA	77,000 SF	2,194,000	100%	1996	8,767,000
Santa Barbara						
University Business Center (4)**	Santa Barbara, CA	230,000 SF		100%	1996	30,900,000
Castilian Research Center **	Santa Barbara, CA	37,000 SF	267,000	100%	2007	8,954,000
Fresno						
Shaw Commerce Center (5)	Fresno, CA	398,000 SF	398,000	95%	1998	16,964,000
San Diego						
Eastlake Distribution Center	San Diego, CA	191,000 SF	191,000	100%	1997	11,202,000
		4,010,000 SF	4,010,000			209,820,000
TEXAS						
Dallas						
Interstate Warehouses (4)	Dallas, TX	372,000 SF		94%	1988/00/04	14,698,000
Venture Warehouses (2)	Dallas, TX	209,000 SF		100%	1988	6,847,000
Stemmons Circle (3)	Dallas, TX	99,000 SF		92%	1998	2,700,000
Ambassador Row Warehouses (3)	Dallas, TX	317,000 SF		100%	1998	7,368,000
North Stemmons (2)	Dallas, TX	86,000 SF		100%	2002/07	3,364,000
Shady Trail Distribution Center	Dallas, TX	118,000 SF	1,201,000	84%	2003	4,725,000
Houston						
Northwest Point Business Park (4)	Houston, TX	232,000 SF		100%	1994	9,724,000
Lockwood Distribution Center (3)	Houston, TX	392,000 SF		100%	1997	8,015,000
West Loop Distribution Center (2)	Houston, TX	161,000 SF		97%	1997/00	6,875,000
World Houston International Business Ctr. (26)	Houston, TX	2,033,000 SF		96%	1998-08	110,220,000
America Plaza	Houston, TX	121,000 SF		100%	1998	5,785,000

* EGP owns 50% of IDC II. ** EGP owns 80% of this property. ( ) Represents number of buildings.

Property	Location	Size		Percentage Leased 2/28/2009	Year Acquired	Cost Before Depreciation 12/31/2008
Houston *(cont'd)*						
Central Green Distribution Center	Houston, TX	84,000 SF		100%	1999	4,694,000
Glenmont Business Park (2)	Houston, TX	212,000 SF		79%	2000/01	8,531,000
Techway Southwest (3)	Houston, TX	320,000 SF		100%	2002/04/06	16,253,000
Beltway Crossing Center (5)	Houston, TX	432,000 SF		95%	2002/07/08	22,080,000
Kirby Business Center	Houston, TX	125,000 SF		100%	2004	3,980,000
Clay Campbell Distribution Center (2)	Houston, TX	118,000 SF	4,230,000	100%	2005	4,045,000
El Paso						
Butterfield Trail (9)	El Paso, TX	749,000 SF		87%	1997/00	26,944,000
Rojas Commerce Park (3)	El Paso, TX	172,000 SF		90%	1999	6,617,000
Americas Ten Business Center	El Paso, TX	98,000 SF	1,019,000	100%	2003	4,356,000
San Antonio						
Alamo Downs Distribution Center (2)	San Antonio, TX	253,000 SF		100%	2004	8,221,000
Arion Business Park (18)	San Antonio, TX	714,000 SF		99%	2005-08	51,319,000
Wetmore Business Center (8) (Bldg. 6 Trsfd. 2/09)	San Antonio, TX	480,000 SF		92%	2005/09	32,495,000
Fairgrounds Business Park (4)	San Antonio, TX	231,000 SF	1,678,000	79%	2007/08	10,394,000
		8,128,000 SF	8,128,000			380,250,000
ARIZONA						
Phoenix area						
Broadway Industrial Park (6)	Tempe, AZ	316,000 SF		80%	1996-02	15,054,000
Kyrene Distribution Center (2)	Tempe, AZ	130,000 SF		65%	1999/02	6,898,000
Southpark Distribution Center	Chandler, AZ	70,000 SF		100%	2001	4,227,000
Santan 10 Distribution Center (2)	Chandler, AZ	150,000 SF		89%	2005/07	9,280,000
Metro Business Park (5)	Phoenix, AZ	189,000 SF		95%	1996	14,022,000
35th Avenue Distribution Center (2)	Phoenix, AZ	124,000 SF		100%	1997	2,993,000
Estrella Distribution Center	Phoenix, AZ	174,000 SF		33%	1998	6,142,000
51st Avenue Distribution Center	Phoenix, AZ	79,000 SF		57%	1998	2,796,000
East University Distribution Center (2)	Phoenix, AZ	145,000 SF		57%	1998	6,009,000
55th Avenue Distribution Center	Phoenix, AZ	131,000 SF		100%	1998	5,346,000
Interstate Commons Distribution Center (4)	Phoenix, AZ	233,000 SF		92%	1999/01/08	11,008,000
Airport Commons Distribution Center	Phoenix, AZ	63,000 SF		92%	2003	2,904,000
40th Avenue (Trsfd. 1/09)	Phoenix, AZ	89,000 SF	1,893,000	100%	2009	6,539,000
Tucson						
Country Club Commerce Center (2)	Tucson, AZ	199,000 SF		100%	1997/03/07	9,444,000
Airport Distribution Center	Tucson, AZ	162,000 SF		100%	1998	7,092,000
Southpointe Distribution Center	Tucson, AZ	207,000 SF		100%	1999	6,932,000
Benan Distribution Center	Tucson, AZ	44,000 SF	612,000	100%	2005	2,943,000
		2,505,000 SF	2,505,000			119,629,000
NORTH CAROLINA						
Charlotte area						
NorthPark Business Park (4)	Charlotte, NC	322,000 SF		100%	2006	18,838,000
Lindbergh Business Park (2)	Charlotte, NC	77,000 SF		100%	2007	3,989,000
Westinghouse Distribution Center	Charlotte, NC	104,000 SF		100%	2007	5,358,000
Nations Ford Business Park (4)	Charlotte, NC	456,000 SF		100%	2007	20,259,000
Airport Commerce Center (2)	Charlotte, NC	192,000 SF		84%	2008	11,617,000
Interchange Park	Charlotte, NC	150,000 SF		100%	2008	8,940,000
Ridge Creek Distribution Center	Charlotte, NC	260,000 SF		75%	2008	14,471,000
Waterford Distribution Center	Rock Hill, SC	67,000 SF		100%	2008	4,049,000
		1,628,000 SF	1,628,000			87,521,000
LOUISIANA						
New Orleans						
Elmwood Business Park (5)	New Orleans, LA	263,000 SF		92%	1997	11,972,000
Riverbend Business Park (3)	New Orleans, LA	592,000 SF		100%	1997	22,250,000
		855,000 SF	855,000			34,222,000
COLORADO						
Denver						
Rampart Distribution Center (4)	Denver, CO	274,000 SF		88%	89/98/00	16,115,000
Concord Distribution Center	Denver, CO	78,000 SF		100%	2007	5,840,000
Centennial Park	Denver, CO	68,000 SF		100%	2008	5,666,000
		420,000 SF	420,000			27,621,000
MISSISSIPPI						
Jackson area						
Interchange Business Park (3)	Jackson, MS	127,000 SF		77%	1997	7,191,000
Tower Automotive	Madison, MS	210,000 SF		100%	2002	11,148,000
Metro Airport Commerce Center	Jackson, MS	32,000 SF		97%	2003	2,696,000
		369,000 SF	369,000			21,035,000
TENNESSEE						
Memphis						
Memphis I	Memphis, TN	92,000 SF		100%	1998	2,884,000
		92,000 SF	92,000			2,884,000
OKLAHOMA						
Oklahoma City						
Northpointe Commerce Center	Oklahoma City, OK	58,000 SF	58,000	90%	1998	4,560,000
Tulsa						
Braniff Park West (2)	Tulsa, OK	259,000 SF	259,000	85%	1996	7,752,000
		317,000 SF	317,000			12,312,000
Total		25,757,000 SF				$1,271,553,000

Financials



OVERVIEW

EastGroup's goal is to maximize shareholder value by being the leading provider in its markets of functional, flexible, and quality business distribution space for location sensitive tenants primarily in the 5,000 to 50,000 square foot range. The Company develops, acquires and operates distribution facilities, the majority of which are clustered around major transportation features in supply constrained submarkets in major Sunbelt regions. The Company's core markets are in the states of Florida, Texas, Arizona and California.

The Company expects the slowdown in the economy to affect its operations. The Company is projecting a decrease in occupancy, and there are no plans for development starts. The current economic situation is also impacting lenders, and it is more difficult to obtain financing. The Company believes that its lines of credit provide the capacity to fund debt maturities and the operations of the Company for 2009 and 2010.

The Company's primary revenue is rental income; as such, EastGroup's greatest challenge is leasing space. During 2008, leases on 4,223,000 square feet (16.5%) of EastGroup's total square footage of 25,612,000 expired, and the Company was successful in renewing or re-leasing 83% of that total. In addition, EastGroup leased 1,354,000 square feet of other vacant space during the year. During 2008, average rental rates on new and renewal leases increased by 11.1%.

EastGroup's total leased percentage was 94.8% at December 31, 2008 compared to 96.0% at December 31, 2007. Leases scheduled to expire in 2009 were 14.6% of the portfolio on a square foot basis at December 31, 2008, and this figure was reduced to 12.2% as of February 25, 2009. Property net operating income (PNOI) from same properties increased 0.3% for 2008 as compared to 2007. Excluding termination fees of $798,000 and $1,149,000 in 2008 and 2007, respectively, PNOI from same properties increased 0.6%. Excluding termination fees, the fourth quarter of 2008 was the twenty-second consecutive quarter of improved same property operations.

The Company generates new sources of leasing revenue through its acquisition and development programs. During 2008, EastGroup purchased five operating properties (669,000 square feet), one property for re-development (150,000 square feet), and 125 acres of development land for a combined cost of $58.2 million. The five operating properties and 9.9 acres of development land are located in metropolitan Charlotte, North Carolina, where the Company now owns over 1.6 million square feet. The property acquired for re-development is located in Jacksonville, Florida, and the remaining development land is located in Orlando (94.3 acres), San Antonio (12.7 acres), and Houston (8.1 acres).

EastGroup continues to see targeted development as a major contributor to the Company's long-term growth. The Company mitigates risks associated with development through a Board-approved maximum level of land held for development and by adjusting development start dates according to leasing activity. EastGroup's development activity has slowed considerably as a result of current market conditions. The Company had one development start in the fourth quarter of 2008 and does not currently have any plans to start construction on new developments in 2009. During 2008, the Company transferred 16 properties (1,391,000 square feet) with aggregate costs of $84.3 million at the date of transfer from development to real estate properties. These properties, which were collectively 91.8% leased as of February 25, 2009, are located in Fort Myers, Orlando, and Tampa, Florida; Phoenix, Arizona; Houston and San Antonio, Texas; and Denver, Colorado.

During 2008, the Company initially funded its acquisition and development programs through its $225 million lines of credit (as discussed in *Liquidity and Capital Resources*). As market conditions permit, EastGroup issues equity, including preferred equity, and/or employs fixed-rate, non-recourse first mortgage debt to replace the short-term bank borrowings.

EastGroup has one reportable segment–industrial properties. These properties are primarily located in major Sunbelt regions of the United States, have similar economic characteristics and also meet the other criteria that permit the properties to be aggregated into one reportable segment. The Company's chief decision makers use two primary measures of operating results in making decisions: property net operating income (PNOI), defined as income from real estate operations less property operating expenses (before interest expense and depreciation and amortization), and funds from operations available to common stockholders (FFO), defined as net income (loss) computed in accordance with U.S. generally accepted accounting principles (GAAP), excluding gains or losses from sales of depreciable real estate property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates FFO based on the National Association of Real Estate Investment Trusts' (NAREIT) definition.

PNOI is a supplemental industry reporting measurement used to evaluate the performance of the Company's real estate investments. The Company believes that the exclusion of depreciation and amortization in the industry's calculation of PNOI provides a supplemental indicator of the properties' performance since real estate values have historically risen or fallen with market conditions. PNOI as calculated by the Company may not be comparable to similarly titled but differently calculated measures for other real estate investment trusts (REITs). The major factors that influence PNOI are occupancy levels, acquisitions and sales, development properties that achieve stabilized operations, rental rate increases or decreases, and the recoverability of operating expenses. The Company's success depends largely upon its ability to lease space and to recover from tenants the operating costs associated with those leases.

Real estate income is comprised of rental income, pass-through income and other real estate income including lease termination fees. Property operating expenses are comprised of property taxes, insurance, utilities, repair and maintenance expenses, management fees, other operating costs and bad debt expense. Generally, the Company's most significant operating expenses are property taxes and insurance. Tenant leases may be net leases in which the total operating expenses are recoverable, modified gross leases in which some of the operating expenses are recoverable, or gross leases in which no expenses are recoverable (gross leases represent only a small portion of the Company's total leases). Increases in property operating expenses are fully recoverable under net leases and recoverable to a high degree under modified gross leases. Modified gross leases often include base year amounts and expense increases over these amounts are recoverable. The Company's exposure to property operating expenses is primarily due to vacancies and leases for occupied space that limit the amount of expenses that can be recovered.

The Company believes FFO is a meaningful supplemental measure of operating performance for equity REITs. The Company believes that excluding depreciation and amortization in the calculation of FFO is appropriate since real estate values have historically increased or decreased based on market conditions. FFO is not considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance, nor is it a measure of the Company's liquidity or indicative of funds available to provide for the Company's cash needs, including its ability to make distributions. The Company's key drivers affecting FFO are changes in PNOI (as discussed above), interest rates, the amount of leverage the Company employs and general and administrative expense. The following table presents the reconciliations of PNOI and FFO Available to Common Stockholders to Net Income for three fiscal years.

	Years Ended December 31,		
	2008	*2007*	*2006*
	(In thousands, except per share data)		
Income from real estate operations	$ **168,327**	150,083	132,417
Expenses from real estate operations	**(47,374)**	(40,926)	(37,014)
PROPERTY NET OPERATING INCOME	**120,953**	109,157	95,403
Equity in earnings of unconsolidated investment (before depreciation)	**448**	417	419
Income from discontinued operations (before depreciation and amortization)	**201**	608	2,204
Interest income	**293**	306	142
Gain on sales of securities	**435**	–	–
Other income	**248**	92	182
Interest expense	**(30,192)**	(27,314)	(24,616)
General and administrative expense	**(8,547)**	(8,295)	(7,401)
Minority interest in earnings (before depreciation and amortization)	**(827)**	(783)	(751)
Gain on sales of land and non-operating real estate	**321**	2,602	791
Dividends on Series D preferred shares	**(1,326)**	(2,624)	(2,624)
Costs on redemption of Series D preferred shares	**(682)**	–	–
FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS	**81,325**	74,166	63,749
Depreciation and amortization from continuing operations	**(51,221)**	(47,738)	(41,198)
Depreciation and amortization from discontinued operations	**(71)**	(320)	(1,019)
Depreciation from unconsolidated investment	**(132)**	(132)	(132)
Minority interest depreciation and amortization	**201**	174	151
Gain on sales of depreciable real estate investments	**2,032**	960	5,059
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	**32,134**	27,110	26,610
Dividends on Series D preferred shares	**1,326**	2,624	2,624
Costs on redemption of Series D preferred shares	**682**	–	–
NET INCOME	$ **34,142**	29,734	29,234
Net income available to common stockholders per diluted share	$ **1.30**	1.14	1.17
Funds from operations available to common stockholders per diluted share	**3.30**	3.12	2.81
Diluted shares for earnings per share and funds from operations	**24,653**	23,781	22,692

The Company analyzes the following performance trends in evaluating the progress of the Company:

- The FFO change per share represents the increase or decrease in FFO per share from the same quarter in the current year compared to the prior year. FFO per share for the fourth quarter of 2008 was $.85 per share compared with $.86 per share for the same period of 2007, a decrease of 1.2% per share. FFO for the fourth quarter of 2008 included gain on sales of land and non-operating real estate of $8,000 as compared to $2,579,000 in the same period of 2007. Excluding these gains for both periods, FFO per share increased 11.8%. The fourth quarter of 2008 was the eighteenth consecutive quarter of increased FFO (excluding gain on sales of land and non-operating real estate) as compared to the previous year's quarter. PNOI increased 11.2% primarily due to additional PNOI of $1,865,000 from newly developed properties, $740,000 from 2007 and 2008 acquisitions, and $587,000 from same property growth.

  For the year 2008, FFO was $3.30 per share compared with $3.12 per share for 2007, an increase of 5.8% per share. Gain on sales of land and non-operating real estate was $321,000 ($.01 per share) for 2008 and $2,602,000 ($.11 per share) for 2007. Costs on redemption of preferred shares was $682,000 ($.03 per share) for 2008. Gain on sales of securities was $435,000 ($.02 per share) for 2008. PNOI increased 10.8% due to additional PNOI of $7,966,000 from newly developed properties, $3,660,000 from 2007 and 2008 acquisitions and $282,000 from same property growth.

- Same property net operating income change represents the PNOI increase or decrease for operating properties owned during the entire current period and prior year reporting period. PNOI from same properties increased 2.1% for the fourth quarter. Excluding termination fees of $68,000 and $133,000 in the fourth quarters of 2008 and 2007, respectively, PNOI from same properties increased 2.4% for the quarter. Excluding termination fees, the fourth quarter of 2008 was the twenty-second consecutive quarter of improved same property operations. For the year 2008, PNOI from same properties increased 0.3%. Excluding termination fees of $798,000 and $1,149,000 for 2008 and 2007, respectively, PNOI from same properties increased 0.6%.
- Occupancy is the percentage of leased square footage for which the lease term has commenced as compared to the total leasable square footage as of the close of the reporting period. Occupancy at December 31, 2008 was 93.8%. Occupancy has ranged from 93.8% to 95.4% in the previous four quarters.
- Rental rate change represents the rental rate increase or decrease on new and renewal leases compared to the prior leases on the same space. Rental rate increases on new and renewal leases (3.7% of total square footage) averaged 4.5% for the fourth quarter of 2008. For the year, rental rate increases on new and renewal leases (18.9% of total square footage) averaged 11.1%.
- Development starts were $48 million in 2008, and there are no planned development starts for 2009.

Performance Graph

The following graph compares, over the five years ended December 31, 2008, the cumulative total shareholder return on EastGroup's Common Stock with the cumulative total return of the Standard & Poor's 500 Index (S&P 500) and the Equity REIT index prepared by the National Association of Real Estate Investment Trusts (NAREIT Equity).

The performance graph and related information shall not be deemed "soliciting material" or be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent that the Company specifically incorporates it by reference into such filing.


$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
EastGroup
NAREIT Equity
S&P 500
2003
2004
2005
2006
2007
2008

	Fiscal years ended December 31,					
	2003	2004	2005	2006	2007	2008
EastGroup	$ 100.00	124.96	154.19	190.26	155.37	138.62
NAREIT Equity	100.00	131.58	147.59	199.33	168.05	104.65
S&P 500	100.00	110.87	116.32	134.69	142.09	89.52

The information above assumes that the value of the investment in shares of EastGroup's Common Stock and each index was $100 on December 31, 2003, and that all dividends were reinvested.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's management considers the following accounting policies and estimates to be critical to the reported operations of the Company.

Real Estate Properties

The Company allocates the purchase price of acquired properties to net tangible and identified intangible assets based on their respective fair values. Factors considered by management in allocating the cost of the properties acquired include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models. The remaining purchase price is allocated among three categories of intangible assets consisting of the above or below market component of in-place leases, the value of in-place leases and the value of customer relationships. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above and below market leases are included in *Other Assets* and *Other Liabilities*, respectively, on the Consolidated Balance Sheets and are amortized to rental income over the remaining terms of the respective leases. The total amount of intangible assets is further allocated to in-place lease values and to customer relationship values based upon management's assessment of their respective values. These intangible assets are included in *Other Assets* on the Consolidated Balance Sheets and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable.

During the period in which a property is under development, costs associated with development (i.e., land, construction costs, interest expense, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalized costs of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities.

The Company reviews its real estate investments for impairment of value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any real estate investment is considered permanently impaired, a loss is recorded to reduce the carrying value of the property to its estimated fair value. Real estate assets to be sold are reported at the lower of the carrying amount or fair value less selling costs. The evaluation of real estate investments involves many subjective assumptions dependent upon future economic events that affect the ultimate value of the property. Currently, the Company's management is not aware of any impairment issues nor has it experienced any significant impairment issues in recent years. EastGroup currently has the intent and ability to hold its real estate investments and to hold its land inventory for future development. In the event of impairment, the property's basis would be reduced and the impairment would be recognized as a current period charge on the Consolidated Statements of Income.

Valuation of Receivables

The Company is subject to tenant defaults and bankruptcies that could affect the collection of outstanding receivables. In order to mitigate these risks, the Company performs credit reviews and analyses on prospective tenants before significant leases are executed. On a quarterly basis, the Company evaluates outstanding receivables and estimates the allowance for doubtful accounts. Management specifically analyzes aged receivables, customer credit-worthiness, historical bad debts and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The Company believes that its allowance for doubtful accounts is adequate for its outstanding receivables for the periods presented. In the event that the allowance for doubtful accounts is insufficient for an account that is subsequently written off, additional bad debt expense would be recognized as a current period charge on the Consolidated Statements of Income.

Tax Status

EastGroup, a Maryland corporation, has qualified as a real estate investment trust under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute at least 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2008, 2007 and 2006 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary.

FINANCIAL CONDITION

EastGroup's assets were $1,156,205,000 at December 31, 2008, an increase of $100,372,000 from December 31, 2007. Liabilities increased $91,693,000 to $742,829,000 and stockholders' equity increased $8,455,000 to $410,840,000 during the same period. The paragraphs that follow explain these changes in detail.

ASSETS

Real Estate Properties

Real estate properties increased $137,316,000 during the year ended December 31, 2008, primarily due to the purchase of five operating properties in a single transaction and the transfer of 16 properties from development, as detailed under *Development* below. These increases were offset by the disposition of two operating properties, North Stemmons I and Delp Distribution Center III, during the year. In addition, EastGroup sold 41 acres of residential land in San Antonio, Texas, for $841,000 with no gain or loss. This property was acquired as part of the Company's Alamo Ridge industrial land acquisition in September 2007.

Real Estate Properties Acquired in 2008	*Location*	*Size*	*Date Acquired*	*Cost* (1)
		(Square feet)		*(In thousands)*
Airport Commerce Center I & II, Interchange Park, Ridge Creek III and Waterford Distribution Center	Charlotte, NC	669,000	02/29/08	$ 39,018

(1) *Total cost of the properties acquired was $41,913,000, of which $39,018,000 was allocated to real estate properties as indicated above and $855,000 was allocated to development. Intangibles associated with the purchases of real estate were allocated as follows: $2,143,000 to in-place lease intangibles, $252,000 to above market leases (both included in Other Assets on the Consolidated Balance Sheets) and $355,000 to below market leases (included in Other Liabilities on the Consolidated Balance Sheets). All of these costs are amortized over the remaining lives of the associated leases in place at the time of acquisition.*

The Company made capital improvements of $15,210,000 on existing and acquired properties (included in the Capital Expenditures table under *Results of Operations*). Also, the Company incurred costs of $4,116,000 on development properties subsequent to transfer to real estate properties; the Company records these expenditures as development costs on the Consolidated Statements of Cash Flows during the 12-month period following transfer.

Development

The investment in development at December 31, 2008 was $150,354,000 compared to $152,963,000 at December 31, 2007. Total capital invested for development during 2008 was $85,441,000, which primarily consisted of costs of $81,642,000 as detailed in the development activity table and costs of $4,116,000 on developments transferred to real estate properties during the 12-month period following transfer.

During 2007, the Company executed a ten-year lease for a 404,000 square foot build-to-suit development in its Southridge Commerce Park in Orlando. In March 2008, construction on this project (Southridge XII) was completed, and the tenant, United Stationers Supply Company, occupied the space. In connection with this transaction, EastGroup entered into contracts with United Stationers to purchase two of its existing properties in Jacksonville and Tampa. In July 2008, EastGroup closed on the first contract for the acquisition of 12th Street Distribution Center, a 150,000 square foot building in Jacksonville. The Company purchased the vacant property for $3,776,000 and is re-developing it for multi-tenant use for a projected total investment of $4,900,000. In August 2008, EastGroup closed the second contract for the acquisition of a 128,000 square foot warehouse in Tampa through its taxable REIT subsidiary. The Company then sold the building, recognizing a gain of $294,000.

During 2008, EastGroup purchased 125 acres of developable land for a total cost of $13,368,000. Costs associated with these acquisitions are included in the development activity table. The Company transferred 16 developments to *Real Estate Properties* during 2008 with a total investment of $84,251,000 as of the date of transfer.

DEVELOPMENT	Size	Costs Transferred in 2008 [1]	Costs Incurred For the Year Ended 12/31/08	Costs Incurred Cumulative as of 12/31/08	Estimated Total Costs [2]
	(Square feet)		(In thousands)		
LEASE-UP					
40th Avenue Distribution Center, Phoenix, AZ	89,000	$ –	1,392	6,539	6,900
Wetmore II, Building B, San Antonio, TX	55,000	–	750	3,633	3,900
Beltway Crossing VI, Houston, TX	128,000	–	2,084	5,607	6,700
Oak Creek VI, Tampa, FL	89,000	–	1,682	5,587	6,100
Southridge VIII, Orlando, FL	91,000	–	1,961	6,001	6,900
Techway SW IV, Houston, TX	94,000	–	2,875	4,843	6,100
SunCoast III, Fort Myers, FL	93,000	–	2,543	6,718	8,400
Sky Harbor, Phoenix, AZ	264,000	–	8,821	22,829	25,100
World Houston 26, Houston, TX	59,000	1,110	1,708	2,818	3,300
12th Street Distribution Center, Jacksonville, FL	150,000	–	4,850	4,850	4,900
Total Lease-up	1,112,000	1,110	28,666	69,425	78,300
UNDER CONSTRUCTION					
Beltway Crossing VII, Houston, TX	95,000	2,123	2,090	4,213	5,900
Country Club III & IV, Tucson, AZ	138,000	2,552	5,495	8,047	11,200
Oak Creek IX, Tampa, FL	86,000	1,369	2,831	4,200	5,500
Blue Heron III, West Palm Beach, FL	20,000	863	1,035	1,898	2,600
World Houston 28, Houston, TX	59,000	733	1,647	2,380	4,800
World Houston 29, Houston, TX	70,000	849	1,037	1,886	4,800
World Houston 30, Houston, TX	88,000	1,591	–	1,591	5,800
Total Under Construction	556,000	10,080	14,135	24,215	40,600
PROSPECTIVE DEVELOPMENT (PRIMARILY LAND)					
Tucson, AZ	70,000	(2,552)	924	417	3,500
Tampa, FL	249,000	(1,369)	682	3,890	14,600
Orlando, FL	1,254,000	–	10,691	14,453	78,700
West Palm Beach, FL	–	(863)	52	–	–
Fort Myers, FL	659,000	–	2,195	15,014	48,100
Dallas, TX	70,000	–	570	570	5,000
El Paso, TX	251,000	–	–	2,444	9,600
Houston, TX	1,064,000	(6,406)	4,643	12,786	68,100
San Antonio, TX	595,000	–	2,873	5,439	37,500
Charlotte, NC	95,000	–	995	995	7,100
Jackson, MS	28,000	–	1	706	2,000
Total Prospective Development	4,335,000	(11,190)	23,626	56,714	274,200
	6,003,000	$ –	66,427	150,354	393,100
DEVELOPMENTS COMPLETED AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING 2008					
Beltway Crossing IV, Houston, TX	55,000	$ –	5	3,365	
Beltway Crossing III, Houston, TX	55,000	–	14	2,866	
Southridge XII, Orlando, FL	404,000	–	3,421	18,521	
Arion 18, San Antonio, TX	20,000	–	638	2,593	
Southridge VII, Orlando, FL	92,000	–	414	6,500	
Wetmore II, Building C, San Antonio, TX	69,000	–	185	3,682	
Interstate Commons III, Phoenix, AZ	38,000	–	45	3,093	
SunCoast I, Fort Myers, FL	63,000	–	149	5,225	
World Houston 27, Houston, TX	92,000	–	1,765	4,248	
Wetmore II, Building D, San Antonio, TX	124,000	–	4,965	7,950	
World Houston 24, Houston, TX	93,000	–	739	5,904	
Centennial Park, Denver, CO	68,000	–	690	5,437	
World Houston 25, Houston, TX	66,000	–	536	3,730	
Beltway Crossing V, Houston, TX	83,000	–	984	4,730	
Wetmore II, Building A, San Antonio, TX	34,000	–	576	3,377	
Oak Creek A & B, Tampa, FL	35,000	–	89	3,030	
Total Transferred to Real Estate Properties	1,391,000	$ –	15,215	84,251 [3]	

(1) Represents costs transferred from Prospective Development (primarily land) to Under Construction (or subsequently to Lease-up) during the period.
(2) Included in these costs are development obligations of $11.1 million and tenant improvement obligations of $2.0 million on properties under development.
(3) Represents cumulative costs at the date of transfer.

Accumulated depreciation on real estate and development properties increased $41,219,000 during 2008, primarily due to depreciation expense on real estate properties, offset by accumulated depreciation related to North Stemmons I and Delp Distribution Center III, which were disposed of during the year.

Mortgage loans receivable, net of discount, (included in *Other Assets* on the Consolidated Balance Sheets) increased $4,042,000 during 2008. In August 2008, EastGroup closed on the sale of the United Stationers Tampa building and advanced the buyer $4,994,000 in a first mortgage recourse loan. In September, EastGroup received a principal payment of $844,000. The mortgage loan has a five-year term and calls for monthly interest payments (interest accruals and payments begin January 1, 2009) through the maturity date of August 8, 2013, when a balloon payment for the remaining principal balance of $4,150,000 is due. At the inception of the loan, EastGroup recognized a discount on the loan of $198,000 and recognized amortization of the discount of $117,000 during 2008. In addition, EastGroup received principal payments of $27,000 on the second mortgage loan on the Madisonville land in Kentucky, which the Company sold in 2006.

A summary of *Other Assets* is presented in Note 5 in the Notes to Consolidated Financial Statements.

LIABILITIES

Mortgage notes payable increased $120,446,000 during the year ended December 31, 2008. EastGroup closed on two mortgage loans during the year: a $78,000,000 mortgage loan in the first quarter and a $59,000,000 mortgage loan in the fourth quarter. These increases were offset by regularly scheduled principal payments of $16,434,000 and mortgage loan premium amortization of $120,000.

Notes payable to banks decreased $25,558,000 during 2008 as a result of repayments of $357,202,000 exceeding advances of $331,644,000. The Company's credit facilities are described in greater detail under *Liquidity and Capital Resources*.

See Note 8 in the Notes to Consolidated Financial Statements for a summary of *Accounts Payable and Accrued Expenses*. See Note 9 in the Notes to Consolidated Financial Statements for a summary of *Other Liabilities*.

STOCKHOLDERS' EQUITY

During the second quarter, the Company sold 1,198,700 shares of its common stock to Merrill Lynch, Pierce, Fenner & Smith Incorporated. The net proceeds were $57.2 million. The Company used the proceeds to repay indebtedness outstanding under its revolving credit facility and for other general corporate purposes.

On July 2, 2008, EastGroup redeemed all 1,320,000 shares of its 7.95% Series D Cumulative Redeemable Preferred Stock at a redemption price of $25.00 per share plus accrued and unpaid dividends of $.011 per share for the period from July 1, 2008, through and including the redemption date, for an aggregated redemption price of $25.011 per Series D Preferred Share. Original issuance costs of $674,000 and additional redemption costs of $8,000 were charged against net income available to common stockholders in conjunction with the redemption of these shares.

Distributions in excess of earnings increased $19,633,000 as a result of dividends on common and preferred stock of $53,093,000 and costs on the redemption of Series D Preferred Shares of $682,000 exceeding net income for financial reporting purposes of $34,142,000. See Note 11 in the Notes to Consolidated Financial Statements for information related to the changes in additional paid-in capital resulting from stock-based compensation.

RESULTS OF OPERATIONS

2008 Compared to 2007

Net income available to common stockholders for 2008 was $32,134,000 ($1.31 per basic share and $1.30 per diluted share) compared to $27,110,000 ($1.15 per basic share and $1.14 per diluted share) for 2007. Diluted earnings per share (EPS) for 2008 included a $.10 per share gain on sales of real estate properties compared to $.15 per share in 2007.

PNOI increased by $11,796,000, or 10.8%, for 2008 compared to 2007, primarily due to additional PNOI of $7,966,000 from newly developed properties, $3,660,000 from 2007 and 2008 acquisitions and $282,000 from same property growth. Expense to revenue ratios were 28.1% in 2008 compared to 27.3% in 2007. The Company's percentage of leased square footage was 94.8% at December 31, 2008, compared to 96.0% at December 31, 2007. Occupancy at the end of 2008 was 93.8% compared to 95.4% at the end of 2007.

During 2008, EastGroup purchased a 128,000 square foot warehouse in Tampa as part of the Orlando build-to-suit transaction with United Stationers. The Company acquired and then re-sold the building through its taxable REIT subsidiary and recognized a gain of $294,000. For the year, EastGroup recognized gain on sales of non-operating real estate of $321,000 in 2008 compared to $2,602,000 in 2007.

The following table presents the components of interest expense for 2008 and 2007:

	Years Ended December 31,		
	2008	*2007*	*Increase (Decrease)*
	(In thousands, except rates of interest)		
Average bank borrowings	**$ 125,647**	96,513	29,134
Weighted average variable interest rates *(excluding loan cost amortization)*	**3.94%**	6.36%	
VARIABLE RATE INTEREST EXPENSE			
Variable rate interest *(excluding loan cost amortization)*	**4,944**	6,139	(1,195)
Amortization of bank loan costs	**295**	353	(58)
Total variable rate interest expense	**5,239**	6,492	(1,253)
FIXED RATE INTEREST EXPENSE			
Fixed rate interest *(excluding loan cost amortization)*	**31,219**	26,350	4,869
Amortization of mortgage loan costs	**680**	558	122
Total fixed rate interest expense	**31,899**	26,908	4,991
Total interest	**37,138**	33,400	3,738
Less capitalized interest	**(6,946)**	(6,086)	(860)
TOTAL INTEREST EXPENSE	**$ 30,192**	27,314	2,878

Interest costs incurred during the period of construction of real estate properties are capitalized and offset against interest expense. The Company's weighted average variable interest rates in 2008 were lower than in 2007. A summary of the Company's weighted average interest rates on mortgage debt at year-end for the past several years is presented below:

MORTGAGE DEBT AS OF:	WEIGHTED AVERAGE INTEREST RATE
December 31, 2004	6.74%
December 31, 2005	6.31%
December 31, 2006	6.21%
December 31, 2007	6.06%
December 31, 2008	5.96%

The increase in mortgage interest expense in 2008 was primarily due to the new mortgages detailed in the table below.

NEW MORTGAGES IN 2007 AND 2008	INTEREST RATE	DATE	MATURITY DATE	AMOUNT
Broadway VI, World Houston 1 & 2, 21 & 23, Arion 16, Ethan Allen, Northpark I-IV, South 55th Avenue, East University I & II and Santan 10 II	5.570%	08/08/07	09/05/17	$ 75,000,000
Beltway II, III & IV, Eastlake, Fairgrounds I-IV, Nations Ford I-IV, Techway Southwest III, Westinghouse, Wetmore I-IV and World Houston 15 & 22	5.500%	03/19/08	04/05/15	78,000,000
Southridge XII, Airport Commerce Center I & II, Interchange Park, Ridge Creek III, World Houston 24, 25 & 27 and Waterford Distribution Center	5.750%	12/09/08	01/05/14	59,000,000
Weighted Average/Total Amount	5.594%			$ 212,000,000

Mortgage principal payments were $16,434,000 in 2008 and $26,963,000 in 2007. EastGroup had no mortgage maturities in 2008. In 2007, the Company repaid two mortgages totaling $14,220,000. These repayments were included in the mortgage principal payments for 2007. The details of these two mortgages are shown in the following table:

MORTGAGE LOANS REPAID IN 2007	INTEREST RATE	DATE REPAID	PAYOFF AMOUNT
World Houston 1 & 2	7.770%	04/12/07	$ 4,023,000
E. University I & II, Broadway VI, 55th Avenue and Ethan Allen	8.060%	05/25/07	10,197,000
Weighted Average/Total Amount	7.978%		$ 14,220,000

Depreciation and amortization for continuing operations increased $3,483,000 for 2008 as compared to 2007. This increase was primarily due to properties acquired and transferred from development during 2007 and 2008. Operating property acquisitions and transferred developments were $125 million in 2008 and $127 million in 2007.

NAREIT has recommended supplemental disclosures concerning straight-line rent, capital expenditures and leasing costs. Straight-lining of rent for continuing operations increased income by $933,000 in 2008 as compared to $824,000 in 2007.

Capital Expenditures

Capital expenditures for operating properties for the years ended December 31, 2008 and 2007 were as follows:

	Estimated Useful Life	*Years Ended December 31,*	
		2008	*2007*
		(In thousands)	
Upgrade on Acquisitions	40 yrs	**$ 63**	141
Tenant Improvements:			
New Tenants	Lease Life	**7,554**	7,326
New Tenants (*first generation*) [1]	Lease Life	**244**	495
Renewal Tenants	Lease Life	**1,504**	1,963
Other:			
Building Improvements	5-40 yrs	**2,685**	1,719
Roofs	5-15 yrs	**1,874**	3,273
Parking Lots	3-5 yrs	**907**	765
Other	5 yrs	**379**	199
Total capital expenditures		**$ 15,210**	15,881

(1) First generation refers to space that has never been occupied under EastGroup's ownership.

Capitalized Leasing Costs

The Company's leasing costs (principally commissions) are capitalized and included in *Other Assets*. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2008 and 2007 were as follows:

	Estimated Useful Life	*Years Ended December 31,*	
		2008	*2007*
		(In thousands)	
Development	Lease Life	**$ 3,115**	3,108
New Tenants	Lease Life	**2,370**	2,805
New Tenants (*first generation*) [1]	Lease Life	**58**	212
Renewal Tenants	Lease Life	**2,626**	2,124
Total capitalized leasing costs		**$ 8,169**	8,249
Amortization of leasing costs [2]		**$ 5,882**	5,339

(1) First generation refers to space that has never been occupied under EastGroup's ownership.
(2) Includes discontinued operations.

Discontinued Operations

The results of operations, including interest expense (if applicable), for the operating properties sold or held for sale during the periods reported are shown under *Discontinued Operations* on the Consolidated Statements of Income. During 2008, the Company disposed of two operating properties (North Stemmons I and Delp Distribution Center III) and recognized gain on sales of real estate investments of $2,032,000.

During 2007, the Company sold one operating property and recognized a gain of $603,000. In addition, the Company recognized a deferred gain of $357,000 from a previous sale. See Notes 1(f) and 2 in the Notes to Consolidated Financial Statements for more information related to discontinued operations and gain on the sales of these properties. The following table presents the components of revenue and expense for the operating properties sold or held for sale during 2008 and 2007.

Discontinued Operations	*Years Ended December 31,* **2008**	*2007*
	(In thousands)	
Income from real estate operations	$ **276**	887
Expenses from real estate operations	**(75)**	(279)
Property net operating income from discontinued operations	**201**	608
Depreciation and amortization	**(71)**	(320)
Income from real estate operations	**130**	288
Gain on sales of real estate investments	**2,032**	960
Income from discontinued operations	$ **2,162**	1,248

2007 Compared to 2006

Net income available to common stockholders for 2007 was $27,110,000 ($1.15 per basic share and $1.14 per diluted share) compared to $26,610,000 ($1.19 per basic share and $1.17 per diluted share) for 2006. EPS for 2007 included a $.15 per share gain on sales of real estate properties compared to $.26 per share in 2006.

PNOI increased by $13,754,000, or 14.4%, for 2007 compared to 2006, primarily due to additional PNOI of $5,671,000 from newly developed properties, $4,813,000 from 2006 and 2007 acquisitions and $3,345,000 from same property growth. Included in same property growth was $1,149,000 in lease termination fees for 2007 compared to $410,000 for 2006. Expense to revenue ratios were 27.3% in 2007 compared to 28.0% in 2006. The Company's percentage of leased square footage was 96.0% at December 31, 2007, compared to 96.6% at December 31, 2006. Occupancy at the end of 2007 was 95.4% compared to 95.9% at the end of 2006.

During the fourth quarter of 2007, EastGroup recorded a gain on the sale of land in lieu of condemnation at Arion Business Park of $2,572,000. For the year, the Company recognized gain on sales of non-operating real estate of $2,602,000 in 2007 compared to $123,000 in 2006.

The following table presents the components of interest expense for 2007 and 2006:

	Years Ended December 31, *2007*	*2006*	*Increase (Decrease)*
	(In thousands, except rates of interest)		
Average bank borrowings	$ 96,513	91,314	5,199
Weighted average variable interest rates *(excluding loan cost amortization)*	6.36%	6.12%	
VARIABLE RATE INTEREST EXPENSE			
Variable rate interest *(excluding loan cost amortization)*	6,139	5,584	555
Amortization of bank loan costs	353	355	(2)
Total variable rate interest expense	6,492	5,939	553
FIXED RATE INTEREST EXPENSE			
Fixed rate interest *(excluding loan cost amortization)*	26,350	22,549	3,801
Amortization of mortgage loan costs	558	464	94
Total fixed rate interest expense	26,908	23,013	3,895
Total interest	33,400	28,952	4,448
Less capitalized interest	(6,086)	(4,336)	(1,750)
TOTAL INTEREST EXPENSE	$ 27,314	24,616	2,698

Interest costs incurred during the period of construction of real estate properties are capitalized and offset against interest expense. The Company's weighted average variable interest rates in 2007 were higher than in 2006. A summary of the Company's weighted average interest rates on mortgage debt at year-end for the past several years is presented below:

MORTGAGE DEBT AS OF:	WEIGHTED AVERAGE INTEREST RATE
December 31, 2003	6.92%
December 31, 2004	6.74%
December 31, 2005	6.31%
December 31, 2006	6.21%
December 31, 2007	6.06%

The increase in mortgage interest expense in 2007 was primarily due to the new mortgages detailed in the table below.

NEW MORTGAGES IN 2006 AND 2007	INTEREST RATE	DATE	MATURITY DATE	AMOUNT
Huntwood and Wiegman Distribution Centers	5.680%	08/08/06	09/05/16	$ 38,000,000
Alamo Downs, Arion 1-15 & 17, Rampart I, II & III, Santan 10 and World Houston 16	5.970%	10/17/06	11/05/16	78,000,000
Broadway VI, World Houston 1 & 2, 21 & 23, Arion 16, Ethan Allen, Northpark I-IV, South 55th Avenue, East University I & II and Santan 10 II	5.570%	08/08/07	09/05/17	75,000,000
Weighted Average/Total Amount	5.755%			$ 191,000,000

Mortgage principal payments were $26,963,000 in 2007 and $45,071,000 in 2006. Included in these principal payments are repayments of two mortgages totaling $14,220,000 in 2007 and three mortgages totaling $35,929,000 in 2006. The details of these mortgages are shown in the following table:

MORTGAGE LOANS REPAID IN 2006 AND 2007	INTEREST RATE	DATE REPAID	PAYOFF AMOUNT
Huntwood Distribution Center	7.990%	08/08/06	$ 10,557,000
Wiegman Distribution Center	7.990%	08/08/06	4,872,000
Arion Business Park	4.450%	10/16/06	20,500,000
World Houston 1 & 2	7.770%	04/12/07	4,023,000
E. University I & II, Broadway VI, 55th Avenue and Ethan Allen	8.060%	05/25/07	10,197,000
Weighted Average/Total Amount	6.539%		$ 50,149,000

Depreciation and amortization for continuing operations increased $6,540,000 for 2007 compared to 2006. This increase was primarily due to properties acquired and transferred from development during 2006 and 2007. Property acquisitions and transferred developments were $127 million in 2007 and $58 million in 2006.

NAREIT has recommended supplemental disclosures concerning straight-line rent, capital expenditures and leasing costs. Straight-lining of rent for continuing operations increased income by $824,000 in 2007 as compared to $994,000 in 2006.

Capital Expenditures

Capital expenditures for operating properties for the years ended December 31, 2007 and 2006 were as follows:

	Estimated Useful Life	*Years Ended December 31,* 2007	2006
		(In thousands)	
Upgrade on Acquisitions	40 yrs	$ 141	351
Tenant Improvements:			
New Tenants	Lease Life	7,326	7,240
New Tenants (*first generation*) (1)	Lease Life	495	688
Renewal Tenants	Lease Life	1,963	731
Other:			
Building Improvements	5-40 yrs	1,719	1,818
Roofs	5-15 yrs	3,273	1,803
Parking Lots	3-5 yrs	765	686
Other	5 yrs	199	153
Total capital expenditures		$ 15,881	13,470

(1) First generation refers to space that has never been occupied under EastGroup's ownership.

Capitalized Leasing Costs

The Company's leasing costs (principally commissions) are capitalized and included in *Other Assets*. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2007 and 2006 were as follows:

	Estimated Useful Life	Years Ended December 31, 2007	2006
		(In thousands)	
Development	Lease Life	$ 3,108	2,110
New Tenants	Lease Life	2,805	2,557
New Tenants (*first generation*) (1)	Lease Life	212	112
Renewal Tenants	Lease Life	2,124	1,987
Total capitalized leasing costs		$ 8,249	6,766
Amortization of leasing costs (2)		$ 5,339	4,304

(1) *First generation refers to space that has never been occupied under EastGroup's ownership.*
(2) *Includes discontinued operations.*

Discontinued Operations

The results of operations, including interest expense (if applicable), for the properties sold or held for sale during the periods reported are shown under *Discontinued Operations* on the Consolidated Statements of Income. During 2007, the Company sold one operating property and recognized a gain of $603,000. In addition, the Company recognized deferred gains of $357,000 from previous sales.

During 2006, the Company sold certain real estate investments and recognized total gains from discontinued operations of $5,727,000. See Notes 1(f) and 2 in the Notes to Consolidated Financial Statements for more information related to discontinued operations and gain on the sales of these properties. The following table presents the components of revenue and expense for the years 2007 and 2006 for the real estate investments sold during 2008, 2007 and 2006.

Discontinued Operations	Years Ended December 31, 2007	2006
	(In thousands)	
Income from real estate operations	$ 887	3,180
Expenses from real estate operations	(279)	(976)
Property net operating income from discontinued operations	608	2,204
Depreciation and amortization	(320)	(1,019)
Income from real estate operations	288	1,185
Gain on sales of real estate investments	960	5,727
Income from discontinued operations	$ 1,248	6,912

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. As required under SFAS No. 133, the Company accounts for its interest rate swap cash flow hedge on the Tower Automotive mortgage at fair value. The provisions of Statement 157, with the exception of nonfinancial assets and liabilities, were effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The application of Statement 157 to the Company in 2008 had an immaterial impact on the Company's overall financial position and results of operations.

The FASB deferred for one year Statement 157's fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. These provisions are included in FASB Staff Position (FSP) FAS 157-2 and are effective for fiscal years beginning after November 15, 2008. The Company has determined that the adoption of these provisions in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations,* which retains the fundamental requirements in SFAS No. 141 and requires the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree be measured at fair value as of the acquisition date. In addition, Statement 141R requires that any goodwill acquired in the business combination be measured as a residual, and it provides guidance in determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Statement also requires that acquisition-related costs be recognized as expenses in the periods in which the costs are incurred and the services are received. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and may not be applied before that date. The adoption of Statement 141R in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

Also in December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements,* which is an amendment of Accounting Research Bulletin (ARB) No. 51. Statement 160 provides guidance for entities that prepare consolidated financial statements that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and may not be applied before that date. The adoption of Statement 160 in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*, which is an amendment of FASB Statement No. 133. SFAS No. 161 requires all entities with derivative instruments to disclose information regarding how and why the entity uses derivative instruments and how derivative instruments and related hedged items affect the entity's financial position, financial performance, and cash flows. The Statement is effective prospectively for periods beginning on or after November 15, 2008.

During 2008, the FASB issued FSP FAS 142-3, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. FSP FAS 142-3 requires an entity to disclose information that enables financial statement users to assess the extent to which the expected future cash flows associated with the asset are affected by the entity's intent and/or ability to renew or extend the arrangement. The intent of this Staff Position is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under Statement 141R and other U.S. generally accepted accounting principles. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of FSP FAS 142-3 in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

Also in 2008, the Emerging Issues Task Force (EITF) issued EITF 08-6, *Equity Method Investment Accounting Considerations,* which applies to all investments accounted for under the equity method and clarifies the accounting for certain transactions and impairment considerations involving those investments. EITF 08-6 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The adoption of EITF 08-6 in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $83,610,000 for the year ended December 31, 2008. The primary other sources of cash were from bank borrowings, proceeds from mortgage notes, proceeds from common stock offerings, proceeds from sales of land and real estate investments, and proceeds from sales of securities. The Company distributed $52,192,000 in common and $1,982,000 in preferred stock dividends during 2008. Other primary uses of cash were for bank debt repayments, construction and development of properties, purchases of real estate, the redemption of the Company's Series D Preferred Stock, principal payments on mortgage notes payable, capital improvements at various properties, purchases of securities, and advances on mortgage loans receivable.

Total debt at December 31, 2008 and 2007 is detailed below. The Company's bank credit facilities have certain restrictive covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage, and the Company was in compliance with all of its debt covenants at December 31, 2008 and 2007.

	December 31,		
		2008	2007
		(In thousands)	
Mortgage notes payable – fixed rate	$	**585,806**	465,360
Bank notes payable – floating rate		**109,886**	135,444
Total debt	$	**695,692**	600,804

EastGroup has a four-year, $200 million unsecured revolving credit facility with a group of seven banks that matures in January 2012. The Company customarily uses this line of credit for acquisitions and developments. The interest rate on the facility is based on the LIBOR index and varies according to total liability to total asset value ratios (as defined in the credit agreement), with an annual facility fee of 15 to 20 basis points. The interest rate on each tranche is usually reset on a monthly basis and is currently LIBOR plus 70 basis points with an annual facility fee of 20 basis points. The line of credit has an option for a one-year extension at the Company's request. Additionally, there is a provision under which the line may be expanded by $100 million contingent upon obtaining increased commitments from existing lenders or commitments from additional lenders. At December 31, 2008, the weighted average interest rate was 1.23% on a balance of $107,000,000. At February 25, 2009, the Company's weighted average interest rate was 1.12% on a balance of $146,000,000. The Company had an additional $54,000,000 remaining on this line of credit on February 25, 2009.

The Company also has a four-year, $25 million unsecured revolving credit facility with PNC Bank, N.A. that matures in January 2012. This credit facility is customarily used for working capital needs. The interest rate on this working cash line is based on the LIBOR index and varies according to total liability to total asset value ratios (as defined in the credit agreement). Under this facility, the Company's current interest rate is LIBOR plus 75 basis points with no annual facility fee. At December 31, 2008, the interest rate was 1.19% on a balance of $2,886,000. At February 25, 2009, the Company's interest rate was 1.23% on a balance of $5,529,000. The Company had an additional $19,471,000 remaining on this line of credit on February 25, 2009.

The current economic situation is impacting lenders, and it is more difficult to obtain financing. Loan proceeds as a percentage of property value is decreasing, and long-term interest rates are increasing. The Company believes that its current lines of credit provide the capacity to fund debt maturities and the operations of the Company for 2009 and 2010. The Company also believes that it can still obtain mortgage financing from insurance companies and financial institutions.

As market conditions permit, EastGroup issues equity, including preferred equity, and/or employs fixed-rate, non-recourse first mortgage debt to replace the short-term bank borrowings.

During the first quarter of 2008, the Company closed on a $78 million, non-recourse first mortgage loan secured by properties containing 1.6 million square feet. The loan has a fixed interest rate of 5.50%, a 7-year term and an amortization schedule of 20 years. The proceeds of this note were used to reduce variable rate bank borrowings.

During the second quarter, EastGroup sold 1,198,700 shares of its common stock to Merrill Lynch, Pierce, Fenner & Smith Incorporated. The net proceeds were $57.2 million after deducting the underwriting discount and other offering expenses. The Company used the proceeds to repay indebtedness outstanding under its revolving credit facility and for other general corporate purposes.

During the third quarter, the Company redeemed all 1,320,000 shares of its 7.95% Series D Cumulative Redeemable Preferred Stock. The redemption took place on July 2, 2008, at a redemption price of $25.00 per share ($33,000,000) plus accrued and unpaid dividends of $.011 per share for the period from July 1, 2008, through and including the redemption date, for an aggregated redemption price of $25.011 per Series D Preferred Share. Original issuance costs of $674,000 and additional redemption costs of $8,000 were charged against net income available to common stockholders in conjunction with the redemption of these shares.

During the fourth quarter, EastGroup closed on a $59 million, limited recourse first mortgage loan secured by properties containing 1.3 million square feet. The loan has a fixed interest rate of 5.75%, a 5-year term and a 20-year amortization schedule. The loan has a recourse liability of $5 million which will be released based on the secured properties generating certain base rent amounts subsequent to January 1, 2011. The proceeds of this mortgage loan were used to reduce variable rate bank borrowings.

Contractual Obligations

EastGroup's fixed, non-cancelable obligations as of December 31, 2008 were as follows:

	Payments Due by Period				
	Total	*Less Than 1 Year*	*1-3 Years*	*3-5 Years*	*More Than 5 Years*
			(In thousands)		
Fixed Rate Debt Obligations (1)	$ 585,806	49,168	102,971	115,349	318,318
Interest on Fixed Rate Debt	120,503	17,811	35,813	32,391	34,488
Variable Rate Debt Obligations (2)	109,886	–	–	109,886	–
Operating Lease Obligations:					
Office Leases	1,670	303	714	653	–
Ground Leases	19,432	720	1,440	1,440	15,832
Development Obligations (3)	11,125	11,125	–	–	–
Tenant Improvements (4)	8,169	8,169	–	–	–
Purchase Obligations (5)	4,344	4,344	–	–	–
Total	$ 860,935	91,640	140,938	259,719	368,638

(1) These amounts are included on the Consolidated Balance Sheets. A portion of this debt is backed by a letter of credit totaling $9,473,000 at December 31, 2008. The letter of credit expired in January 2009 in connection with the repayment of the variable rate demand note on the Tower Automotive Center. A portion of this debt also has a recourse liability of $5 million which will be released based on the secured properties generating certain base rent amounts subsequent to January 1, 2011.

(2) The Company's variable rate debt changes depending on the Company's cash needs and, as such, both the principal amounts and the interest rates are subject to variability. At December 31, 2008, the weighted average interest rate was 1.23% on the variable rate debt due in January 2012.

(3) Represents commitments on properties under development, except for tenant improvement obligations.

(4) Represents tenant improvement allowance obligations.

(5) At December 31, 2008, EastGroup was under contract to purchase 36 acres of developable land in Orlando, Florida, as a second phase of the 2008 Sand Lake land acquisition. This transaction is expected to close in the fourth quarter of 2009.

The Company anticipates that its current cash balance, operating cash flows, borrowings under its lines of credit, proceeds from new mortgage debt and/or proceeds from the issuance of equity instruments will be adequate for (i) operating and administrative expenses, (ii) normal repair and maintenance expenses at its properties, (iii) debt service obligations, (iv) distributions to stockholders, (v) capital improvements, (vi) purchases of properties, (vii) development, and (viii) any other normal business activities of the Company, both in the short- and long-term.

INFLATION AND OTHER ECONOMIC CONSIDERATIONS

Most of the Company's leases include scheduled rent increases. Additionally, most of the Company's leases require the tenants to pay their pro rata share of operating expenses, including real estate taxes, insurance and common area maintenance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation.

EastGroup's financial results are affected by general economic conditions in the markets in which the Company's properties are located. An economic recession, or other adverse changes in general or local economic conditions, could result in the inability of some of the Company's existing tenants to make lease payments and may impact our ability to (i) renew leases or re-lease space as leases expire, or (ii) lease development space. In addition, an economic downturn or recession could also lead to an increase in overall vacancy rates or decline in rents we can charge to re-lease properties upon expiration of current leases. In all of these cases, our cash flow would be adversely affected.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate changes primarily as a result of its lines of credit and long-term debt maturities. This debt is used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's objective for interest rate risk management is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows at fixed rates but also has several variable rate bank lines as discussed under *Liquidity and Capital Resources*. The table below presents the principal payments due and weighted average interest rates for both the fixed rate and variable rate debt.

	2009	*2010*	*2011*	*2012*	*2013*	*Thereafter*	*Total*	*Fair Value*
Fixed rate debt (1) *(in thousands)*	$ 49,168	18,185	84,786	62,117	53,232	318,318	585,806	555,096 (2)
Weighted average interest rate	6.50%	5.89%	7.00%	6.61%	5.06%	5.63%	5.96%	
Variable rate debt *(in thousands)*	$ –	–	–	109,886	–	–	109,886	101,484 (3)
Weighted average interest rate	–	–	–	1.23%	–	–	1.23%	

(1) The fixed rate debt shown above includes the Tower Automotive mortgage. See below for additional information on the Tower mortgage.
(2) The fair value of the Company's fixed rate debt is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.
(3) The fair value of the Company's variable rate debt is estimated by discounting expected cash flows at current market rates.

As the table above incorporates only those exposures that existed as of December 31, 2008, it does not consider those exposures or positions that could arise after that date. If the weighted average interest rate on the variable rate bank debt as shown above changes by 10% or approximately 12 basis points, interest expense and cash flows would increase or decrease by approximately $135,000 annually.

The Company has an interest rate swap agreement to hedge its exposure to the variable interest rate on the Company's $9,365,000 Tower Automotive Center recourse mortgage, which is summarized in the table below. Under the swap agreement, the Company effectively pays a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap is designated as a cash flow hedge and is considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap are recognized in accumulated other comprehensive loss. The Company does not hold or issue this type of derivative contract for trading or speculative purposes.

Type of Hedge	*Current Notional Amount*	*Maturity Date*	*Reference Rate*	*Fixed Rate*	*Fair Value at 12/31/08*	*Fair Value at 12/31/07*
	(In thousands)				*(In thousands)*	
Swap	$9,365	12/31/10	1 month LIBOR	4.03%	($522)	($56)

On January 2, 2009, the mortgage note payable of $9,365,000 on the Tower Automotive Center was repaid and replaced with another mortgage note payable for the same amount. The previous recourse mortgage was a variable rate demand note, and EastGroup had entered into a swap agreement to fix the LIBOR rate. In the fourth quarter of 2008, the bond spread over LIBOR required to re-market the notes increased from a historical range of 3 to 25 basis points to a range of 100 to 500 basis points. Due to the volatility of the bond spread costs, EastGroup redeemed the note and replaced it with a recourse mortgage with a bank on the same payment terms except for the interest rate. The effective interest rate on the previous note was 5.30% until the fourth quarter of 2008 when the weighted average rate was 8.02%. The effective rate on the new note, including the swap, is 6.03%.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's shares of Common Stock are listed for trading on the New York Stock Exchange under the symbol "EGP." The following table shows the high and low share prices for each quarter reported by the New York Stock Exchange during the past two years and per share distributions paid for each quarter.

Shares of Common Stock Market Prices and Dividends

	Calendar Year 2008			Calendar Year 2007		
Quarter	*High*	*Low*	*Distributions*	*High*	*Low*	*Distributions*
First	**$ 48.07**	**39.09**	**$ .52**	$ 57.55	50.27	$ .50
Second	**51.07**	**42.12**	**.52**	52.00	43.24	.50
Third	**50.00**	**40.52**	**.52**	46.28	38.49	.50
Fourth	**48.53**	**22.30**	**.52**	48.86	40.44	.50
			$ 2.08			$ 2.00

As of February 25, 2009, there were 785 holders of record of the Company's 25,066,494 outstanding shares of common stock. The Company distributed all of its 2008 and 2007 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years 2008 and 2007.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,	
	2008	*2007*
Common Share Distributions:		
Ordinary Income	**$ 2.0758**	1.7449
Return of capital	–	.1273
Unrecaptured Section 1250 long-term capital gain	**.0042**	.0236
Other long-term capital gain	–	.1042
Total Common Distributions	**$ 2.0800**	2.0000

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that the Company expects or anticipates will occur in the future, including statements relating to rent and occupancy growth, development activity, the acquisition or sale of properties, general conditions in the geographic areas where the Company operates and the availability of capital, are forward-looking statements. Forward-looking statements are inherently subject to known and unknown risks and uncertainties, many of which the Company cannot predict, including, without limitation: changes in general economic conditions; the extent of tenant defaults or of any early lease terminations; the Company's ability to lease or re-lease space at current or anticipated rents; changes in the supply of and demand for industrial/warehouse properties; increases in interest rate levels; increases in operating costs; the availability of financing; natural disasters and the Company's ability to obtain adequate insurance; changes in governmental regulation, tax rates and similar matters; and other risks associated with the development and acquisition of properties, including risks that development projects may not be completed on schedule, development or operating costs may be greater than anticipated, or that acquisitions may not close as scheduled, and those additional factors discussed under "Item 1A. Risk Factors." Although the Company believes that the expectations reflected in the forward-looking statements are based upon reasonable assumptions at the time made, the Company can give no assurance that such expectations will be achieved. The Company assumes no obligation whatsoever to publicly update or revise any forward-looking statements. See also the Company's reports to be filed from time to time with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for the Company derived from the audited consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

	Years Ended December 31,				
	2008	*2007*	*2006*	*2005*	*2004*
	(In thousands, except per share data)				
OPERATING DATA					
Revenues					
Income from real estate operations	**$ 168,327**	150,083	132,417	119,831	108,559
Other income	**248**	92	182	413	356
	168,575	150,175	132,599	120,244	108,915
Expenses					
Expenses from real estate operations	**47,374**	40,926	37,014	34,154	30,462
Depreciation and amortization	**51,221**	47,738	41,198	37,462	31,078
General and administrative	**8,547**	8,295	7,401	6,874	6,711
	107,142	96,959	85,613	78,490	68,251
Operating income	**61,433**	53,216	46,986	41,754	40,664
Other income (expense)					
Equity in earnings of unconsolidated investment	**316**	285	287	450	69
Gain on sales of non-operating real estate	**321**	2,602	123	–	–
Gain on sales of securities	**435**	–	–	–	–
Interest income	**293**	306	142	247	121
Interest expense	**(30,192)**	(27,314)	(24,616)	(23,444)	(20,349)
Minority interest in joint ventures	**(626)**	(609)	(600)	(484)	(490)
Income from continuing operations	**31,980**	28,486	22,322	18,523	20,015
Discontinued operations					
Income from real estate operations	**130**	288	1,185	2,504	1,862
Gain on sales of real estate investments	**2,032**	960	5,727	1,164	1,450
Income from discontinued operations	**2,162**	1,248	6,912	3,668	3,312
Net income	**34,142**	29,734	29,234	22,191	23,327
Preferred dividends-Series D	**1,326**	2,624	2,624	2,624	2,624
Costs on redemption of Series D preferred shares	**682**	–	–	–	–
Net income available to common stockholders	**$ 32,134**	27,110	26,610	19,567	20,703
BASIC PER COMMON SHARE DATA					
Income from continuing operations	**$ 1.22**	1.10	.88	.74	.84
Income from discontinued operations	**.09**	.05	.31	.17	.16
Net income available to common stockholders	**$ 1.31**	1.15	1.19	.91	1.00
Weighted average shares outstanding	**24,503**	23,562	22,372	21,567	20,771
DILUTED PER COMMON SHARE DATA					
Income from continuing operations	**$ 1.21**	1.09	.87	.72	.82
Income from discontinued operations	**.09**	.05	.30	.17	.16
Net income available to common stockholders	**$ 1.30**	1.14	1.17	.89	.98
Weighted average shares outstanding	**24,653**	23,781	22,692	21,892	21,088
OTHER PER SHARE DATA					
Book value *(at end of year)*	**$ 16.39**	15.51	16.28	15.06	15.14
Common distributions declared	**2.08**	2.00	1.96	1.94	1.92
Common distributions paid	**2.08**	2.00	1.96	1.94	1.92
BALANCE SHEET DATA (AT END OF YEAR)					
Real estate investments, at cost	**$ 1,409,476**	1,270,691	1,091,653	1,024,459	904,312
Real estate investments, net of accumulated depreciation	**1,099,125**	1,001,559	860,547	818,032	729,250
Total assets	**1,156,205**	1,055,833	911,787	863,538	768,664
Mortgage and bank loans payable	**695,692**	600,804	446,506	463,725	390,105
Total liabilities	**742,829**	651,136	490,842	496,972	414,974
Minority interest in joint ventures	**2,536**	2,312	2,148	1,702	1,884
Total stockholders' equity	**410,840**	402,385	418,797	364,864	351,806

ANNUAL CERTIFICATIONS TO NEW YORK STOCK EXCHANGE AND SECURITIES AND EXCHANGE COMMISSION

The Company's Chief Executive Officer submitted his annual certification to the New York Stock Exchange (NYSE) on June 11, 2008, stating that he was not aware of any violation by the Company of the NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual. Furthermore, the certifications of the Company's Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes–Oxley Act of 2002 and applicable SEC regulations have been filed as Exhibits 31(a) and 31(b) to the Company's Annual Report on Form 10–K for the fiscal year ended December 31, 2008 and are included herein on page 59.

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2008, the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). EastGroup's Management Report on Internal Control Over Financial Reporting is presented on page 37.

The report of KPMG LLP, the Company's independent registered public accounting firm, on the Company's internal control over financial reporting is presented on page 37.

There was no change in the Company's internal control over financial reporting during the Company's fourth fiscal quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited the accompanying consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EastGroup Properties, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Jackson, Mississippi
February 26, 2009

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

EastGroup's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, EastGroup conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on EastGroup's evaluation under the framework in *Internal Control – Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

EASTGROUP PROPERTIES, INC.

Jackson, Mississippi
February 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited EastGroup Properties, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management Report on Internal Control over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EastGroup Properties, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 26, 2009, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Jackson, Mississippi
February 26, 2009

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(In thousands, except for share and per share data)	
ASSETS		
Real estate properties	$ **1,252,282**	1,114,966
Development	**150,354**	152,963
	1,402,636	1,267,929
Less accumulated depreciation	**(310,351)**	(269,132)
	1,092,285	998,797
Unconsolidated investment	**2,666**	2,630
Cash	**293**	724
Other assets	**60,961**	53,682
TOTAL ASSETS	$ **1,156,205**	1,055,833
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Mortgage notes payable	$ **585,806**	465,360
Notes payable to banks	**109,886**	135,444
Accounts payable & accrued expenses	**32,838**	34,179
Other liabilities	**14,299**	16,153
	742,829	651,136
Minority interest in joint ventures	**2,536**	2,312
STOCKHOLDERS' EQUITY		
Series C Preferred Shares; $.0001 par value; no shares authorized at December 31, 2008 and 600,000 shares authorized at December 31, 2007; no shares issued	–	–
Series D 7.95% Cumulative Redeemable Preferred Shares and additional paid-in capital; $.0001 par value; 1,320,000 shares authorized and issued at December 31, 2007; stated liquidation preference of $33,000 at December 31, 2007; redeemed July 2, 2008	–	32,326
Common shares; $.0001 par value; 70,000,000 shares authorized at December 31, 2008 and 68,080,000 at December 31, 2007; 25,070,401 shares issued and outstanding at December 31, 2008 and 23,808,768 at December 31, 2007	**3**	2
Excess shares; $.0001 par value; 30,000,000 shares authorized; no shares issued	–	–
Additional paid-in capital on common shares	**528,452**	467,573
Distributions in excess of earnings	**(117,093)**	(97,460)
Accumulated other comprehensive loss	**(522)**	(56)
	410,840	402,385
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ **1,156,205**	1,055,833

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2008	*2007*	*2006*
	(In thousands, except per share data)		
REVENUES			
Income from real estate operations	**$ 168,327**	150,083	132,417
Other income	**248**	92	182
	168,575	150,175	132,599
EXPENSES			
Expenses from real estate operations	**47,374**	40,926	37,014
Depreciation and amortization	**51,221**	47,738	41,198
General and administrative	**8,547**	8,295	7,401
	107,142	96,959	85,613
OPERATING INCOME	**61,433**	53,216	46,986
OTHER INCOME (EXPENSE)			
Equity in earnings of unconsolidated investment	**316**	285	287
Gain on sales of non-operating real estate	**321**	2,602	123
Gain on sales of securities	**435**	–	–
Interest income	**293**	306	142
Interest expense	**(30,192)**	(27,314)	(24,616)
Minority interest in joint ventures	**(626)**	(609)	(600)
INCOME FROM CONTINUING OPERATIONS	**31,980**	28,486	22,322
DISCONTINUED OPERATIONS			
Income from real estate operations	**130**	288	1,185
Gain on sales of real estate investments	**2,032**	960	5,727
INCOME FROM DISCONTINUED OPERATIONS	**2,162**	1,248	6,912
NET INCOME	**34,142**	29,734	29,234
Preferred dividends-Series D	**1,326**	2,624	2,624
Costs on redemption of Series D preferred shares	**682**	–	–
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	**$ 32,134**	27,110	26,610
BASIC PER COMMON SHARE DATA			
Income from continuing operations	**$ 1.22**	1.10	.88
Income from discontinued operations	**.09**	.05	.31
Net income available to common stockholders	**$ 1.31**	1.15	1.19
Weighted average shares outstanding	**24,503**	23,562	22,372
DILUTED PER COMMON SHARE DATA			
Income from continuing operations	**$ 1.21**	1.09	.87
Income from discontinued operations	**.09**	.05	.30
Net income available to common stockholders	**$ 1.30**	1.14	1.17
Weighted average shares outstanding	**24,653**	23,781	22,692
Dividends declared per common share	**$ 2.08**	2.00	1.96

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Distributions In Excess Of Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(In thousands, except for share and per share data)					
BALANCE, DECEMBER 31, 2005	$ 32,326	2	390,155	(57,930)	311	364,864
Comprehensive income						
Net income	–	–	–	29,234	–	29,234
Net unrealized change in fair value of interest rate swap	–	–	–	–	3	3
Total comprehensive income						29,237
Common dividends declared - $1.96 per share	–	–	–	(45,695)	–	(45,695)
Preferred dividends declared - $1.9876 per share	–	–	–	(2,624)	–	(2,624)
Issuance of 1,437,500 shares of common stock, common stock offering, net of expenses	–	–	68,112	–	–	68,112
Stock-based compensation, net of forfeitures	–	–	2,943	–	–	2,943
Issuance of 118,269 shares of common stock, options exercised	–	–	2,154	–	–	2,154
Issuance of 6,236 shares of common stock, dividend reinvestment plan	–	–	305	–	–	305
9,392 shares withheld to satisfy tax withholding obligations in connection with the vesting of restricted stock	–	–	(499)	–	–	(499)
BALANCE, DECEMBER 31, 2006	32,326	2	463,170	(77,015)	314	418,797
Comprehensive income						
Net income	–	–	–	29,734	–	29,734
Net unrealized change in fair value of interest rate swap	–	–	–	–	(370)	(370)
Total comprehensive income						29,364
Common dividends declared - $2.00 per share	–	–	–	(47,555)	–	(47,555)
Preferred dividends declared - $1.9876 per share	–	–	–	(2,624)	–	(2,624)
Stock-based compensation, net of forfeitures	–	–	3,198	–	–	3,198
Issuance of 67,150 shares of common stock, options exercised	–	–	1,475	–	–	1,475
Issuance of 6,281 shares of common stock, dividend reinvestment plan	–	–	279	–	–	279
11,382 shares withheld to satisfy tax withholding obligations in connection with the vesting of restricted stock	–	–	(549)	–	–	(549)
BALANCE, DECEMBER 31, 2007	32,326	2	467,573	(97,460)	(56)	402,385
Comprehensive income						
Net income	–	–	–	34,142	–	34,142
Net unrealized change in fair value of interest rate swap	–	–	–	–	(466)	(466)
Total comprehensive income						33,676
Common dividends declared - $2.08 per share	–	–	–	(51,767)	–	(51,767)
Preferred dividends declared - $1.0048 per share	–	–	–	(1,326)	–	(1,326)
Redemption of 1,320,000 shares of Series D preferred stock	(32,326)	–	–	(682)	–	(33,008)
Stock-based compensation, net of forfeitures	–	–	3,176	–	–	3,176
Issuance of 1,198,700 shares of common stock, common stock offering, net of expenses	–	1	57,178	–	–	57,179
Issuance of 25,720 shares of common stock, options exercised	–	–	526	–	–	526
Issuance of 6,627 shares of common stock, dividend reinvestment plan	–	–	281	–	–	281
7,150 shares withheld to satisfy tax withholding obligations in connection with the vesting of restricted stock	–	–	(282)	–	–	(282)
BALANCE, DECEMBER 31, 2008	$ –	3	528,452	(117,093)	(522)	410,840

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2008	2007	2006
	(In thousands)		
OPERATING ACTIVITIES			
Net income	$ **34,142**	29,734	29,234
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization from continuing operations	**51,221**	47,738	41,198
Depreciation and amortization from discontinued operations	**71**	320	1,019
Minority interest depreciation and amortization	**(201)**	(174)	(151)
Amortization of mortgage loan premiums	**(120)**	(117)	(403)
Gain on sales of land and real estate investments	**(2,353)**	(3,562)	(5,850)
Gain on sales of securities	**(435)**	–	–
Amortization of discount on mortgage loan receivable	**(117)**	–	–
Stock-based compensation expense	**2,265**	2,220	2,125
Equity in earnings of unconsolidated investment, net of distributions	**(36)**	(35)	23
Changes in operating assets and liabilities:			
Accrued income and other assets	**(787)**	3,506	(4,603)
Accounts payable, accrued expenses and prepaid rent	**(40)**	6,709	4,141
NET CASH PROVIDED BY OPERATING ACTIVITIES	**83,610**	86,339	66,733
INVESTING ACTIVITIES			
Real estate development	**(85,441)**	(112,960)	(77,666)
Purchases of real estate	**(46,282)**	(57,838)	(19,539)
Real estate improvements	**(15,210)**	(15,881)	(13,470)
Proceeds from sales of land and real estate investments	**11,728**	6,357	38,412
Advances on mortgage loans receivable	**(4,994)**	–	(185)
Repayments on mortgage loans receivable	**871**	30	23
Purchases of securities	**(7,534)**	–	–
Proceeds from sales of securities	**7,969**	–	–
Changes in other assets and other liabilities	**(13,289)**	(3,786)	(2,792)
NET CASH USED IN INVESTING ACTIVITIES	**(152,182)**	(184,078)	(75,217)
FINANCING ACTIVITIES			
Proceeds from bank borrowings	**331,644**	332,544	191,689
Repayments on bank borrowings	**(357,202)**	(226,166)	(279,387)
Proceeds from mortgage notes payable	**137,000**	75,000	116,000
Principal payments on mortgage notes payable	**(16,434)**	(26,963)	(45,071)
Debt issuance costs	**(2,372)**	(701)	(1,048)
Distributions paid to stockholders	**(54,174)**	(50,680)	(47,843)
Redemption of Series D preferred shares	**(33,008)**	–	–
Proceeds from common stock offerings	**57,179**	–	68,112
Proceeds from exercise of stock options	**526**	1,475	2,154
Proceeds from dividend reinvestment plan	**281**	279	305
Other	**4,701**	(7,265)	2,598
NET CASH PROVIDED BY FINANCING ACTIVITIES	**68,141**	97,523	7,509
DECREASE IN CASH AND CASH EQUIVALENTS	**(431)**	(216)	(975)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**724**	940	1,915
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ **293**	724	940
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest, net of amount capitalized of $6,946, $6,086 and $4,336 for 2008, 2007 and 2006, respectively	$ **29,573**	25,838	23,870
Fair value of common stock awards issued to employees and directors, net of forfeitures	**1,255**	1,443	3,234

See accompanying Notes to Consolidated Financial Statements.

DECEMBER 31, 2008, 2007 AND 2006

(1) SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The consolidated financial statements include the accounts of EastGroup Properties, Inc., its wholly-owned subsidiaries and its investment in any joint ventures in which the Company has a controlling interest. At December 31, 2008, 2007 and 2006, the Company had a controlling interest in two joint ventures: the 80% owned University Business Center and the 80% owned Castilian Research Center. The Company records 100% of the joint ventures' assets, liabilities, revenues and expenses with minority interests provided for in accordance with the joint venture agreements. The equity method of accounting is used for the Company's 50% undivided tenant-in-common interest in Industry Distribution Center II. All significant intercompany transactions and accounts have been eliminated in consolidation.

(b) Income Taxes

EastGroup, a Maryland corporation, has qualified as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of it's 2008, 2007 and 2006 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years ended 2008, 2007 and 2006.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,		
	2008	*2007*	*2006*
Common Share Distributions:			
Ordinary income	**$ 2.0758**	1.7449	1.3660
Return of capital	–	.1273	–
Unrecaptured Section 1250 long-term capital gain	**.0042**	.0236	.4160
Other long-term capital gain	–	.1042	.1780
Total Common Distributions	**$ 2.0800**	2.0000	1.9600
Series D Preferred Share Distributions:			
Ordinary income	**$ 1.0024**	1.8608	1.3852
Unrecaptured Section 1250 long-term capital gain	**.0024**	.0234	.4220
Other long-term capital gain	–	.1034	.1804
Total Preferred D Distributions	**$ 1.0048**	1.9876	1.9876

EastGroup adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,* on January 1, 2007. With few exceptions, the Company's 2004 and earlier tax years are closed for examination by U.S. federal, state and local tax authorities. In accordance with the provisions of FIN 48, the Company had no significant uncertain tax positions as of December 31, 2008 and 2007.

The Company's income may differ for tax and financial reporting purposes principally because of (1) the timing of the deduction for the provision for possible losses and losses on investments, (2) the timing of the recognition of gains or losses from the sale of investments, (3) different depreciation methods and lives, (4) real estate properties having a different basis for tax and financial reporting purposes, (5) mortgage loans having a different basis for tax and financial reporting purposes, thereby producing different gains upon collection of these loans, and (6) differences in book and tax allowances and timing for stock-based compensation expense.

(c) Income Recognition

Minimum rental income from real estate operations is recognized on a straight-line basis. The straight-line rent calculation on leases includes the effects of rent concessions and scheduled rent increases, and the calculated straight-line rent income is recognized over the lives of the individual leases. The Company maintains allowances for doubtful accounts receivable, including straight-line rent receivable, based upon estimates determined by management. Management specifically analyzes aged receivables, customer credit-worthiness, historical bad debts and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Revenue is recognized on payments received from tenants for early terminations after all criteria have been met in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, *Accounting for Leases.*

The Company recognizes gains on sales of real estate in accordance with the principles set forth in SFAS No. 66, *Accounting for Sales of Real Estate.* Upon closing of real estate transactions, the provisions of SFAS No. 66 require consideration for the transfer of rights of ownership to the purchaser, receipt of an adequate cash down payment from the purchaser, adequate continuing investment by the purchaser and no substantial continuing involvement by the Company. If the requirements for recognizing gains have not been met, the sale and related costs are recorded, but the gain is deferred and recognized by a method other than the full accrual method.

The Company recognizes interest income on mortgage loans on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected. Discounts on mortgage loans receivable are amortized over the lives of the loans using a method that does not differ materially from the interest method. The Company evaluates the collectability of both interest and principal on each of its loans to determine whether the loans are impaired. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. When a loan is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the loan's effective interest rate or to the fair value of the underlying collateral (if the loan is collateralized) less costs to sell. As of December 31, 2008 and 2007, there was no significant uncertainty of collection; therefore, interest income was recognized, and the discount on mortgage loans receivable was amortized. In addition, the Company determined that no allowance for collectability of the mortgage notes receivable was necessary.

(d) Real Estate Properties

EastGroup has one reportable segment—industrial properties. These properties are concentrated in major Sunbelt markets of the United States, primarily in the states of Florida, Texas, Arizona and California, have similar economic characteristics and also meet the other criteria that permit the properties to be aggregated into one reportable segment. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows (including estimated future expenditures necessary to substantially complete the asset) expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Real estate properties held for investment are reported at the lower of the carrying amount or fair value. As of December 31, 2008 and 2007, the Company determined that no impairment charges on the Company's real estate properties were necessary. Depreciation of buildings and other improvements, including personal property, is computed using the straight-line method over estimated useful lives of generally 40 years for buildings and 3 to 15 years for improvements and personal property. Building improvements are capitalized, while maintenance and repair expenses are charged to expense as incurred. Significant renovations and improvements that extend the useful life of or improve the assets are capitalized. Depreciation expense for continuing and discontinued operations was $42,166,000, $39,688,000 and $35,428,000 for 2008, 2007 and 2006, respectively.

(e) Development

During the period in which a property is under development, costs associated with development (i.e., land, construction costs, interest expense, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalized costs of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities. As the property becomes occupied, costs are capitalized only for the portion of the building that remains vacant. When the property becomes 80% occupied or one year after completion of the shell construction (whichever comes first), capitalization of development costs ceases. The properties are then transferred to real estate properties, and depreciation commences on the entire property (excluding the land).

(f) Real Estate Held for Sale

The Company considers a real estate property to be held for sale when it meets the criteria established under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* including when it is probable that the property will be sold within a year. A key indicator of probability of sale is whether the buyer has a significant amount of earnest money at risk. Real estate properties that are held for sale are reported at the lower of the carrying amount or fair value less estimated costs to sell and are not depreciated while they are held for sale. In accordance with the guidelines established under SFAS No. 144, the results of operations for the operating properties sold or held for sale during the reported periods are shown under *Discontinued Operations* on the Consolidated Statements of Income. Interest expense is not generally allocated to the properties that are held for sale or whose operations are included under *Discontinued Operations* unless the mortgage is required to be paid in full upon the sale of the property.

(g) Derivative Instruments and Hedging Activities

The Company applies SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which requires that all derivatives be recognized as either assets or liabilities on the Consolidated Balance Sheets and measured at fair value. Changes in fair value are to be reported either in earnings or as a component of stockholders' equity depending on the intended use of the derivative and the resulting designation. Entities applying hedge accounting are required to establish, at the inception of the hedge, the method used to assess the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The Company has an interest rate swap agreement, which is summarized in Note 6.

(h) Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(i) Amortization

Debt origination costs are deferred and amortized over the term of each loan using the effective interest method. Amortization of loan costs for continuing operations was $975,000, $911,000 and $819,000 for 2008, 2007 and 2006, respectively.

Leasing costs are deferred and amortized using the straight-line method over the term of the lease. Leasing costs amortization expense for continuing and discontinued operations was $5,882,000, $5,339,000 and $4,304,000 for 2008, 2007 and 2006, respectively. Amortization expense for in-place lease intangibles is disclosed in *Business Combinations and Acquired Intangibles*.

(j) Business Combinations and Acquired Intangibles

Upon acquisition of real estate properties, the Company applies the principles of SFAS No. 141, *Business Combinations*, to determine the allocation of the purchase price among the individual components of both the tangible and intangible assets based on their respective fair values. The Company determines whether any financing assumed is above or below market based upon comparison to similar financing terms for similar properties. The cost of the properties acquired may be adjusted based on indebtedness assumed from the seller that is determined to be above or below market rates. Factors considered by management in allocating the cost of the properties acquired include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models.

The remaining purchase price is allocated among three categories of intangible assets consisting of the above or below market component of in-place leases, the value of in-place leases and the value of customer relationships. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above and below market leases are included in *Other Assets* and *Other Liabilities*, respectively, on the Consolidated Balance Sheets and are amortized to rental income over the remaining terms of the respective leases. The total amount of intangible assets is further allocated to in-place lease values and to customer relationship values based upon management's assessment of their respective values. These intangible assets are included in *Other Assets* on the Consolidated Balance Sheets and are amortized over the remaining term of the existing lease or the anticipated life of the customer relationship, as applicable. Amortization expense for in-place lease intangibles was $3,244,000, $3,031,000 and $2,485,000 for 2008, 2007 and 2006, respectively. Amortization of above and below market leases was immaterial for all periods presented. Projected amortization of in-place lease intangibles for the next five years as of December 31, 2008 is as follows:

Years Ending December 31,	*(In thousands)*
2009	$ 1,990
2010	1,157
2011	614
2012	313
2013	150

During 2008, EastGroup purchased five operating properties, one property for re-development, and 125 acres of developable land. The Company purchased these real estate investments for a total cost of $58,202,000, of which $39,018,000 was allocated to real estate properties and $17,144,000 to development. In accordance with SFAS No. 141, intangibles associated with the purchase of real estate were allocated as follows: $2,143,000 to in-place lease intangibles, $252,000 to above market leases (both included in *Other Assets* on the Consolidated Balance Sheets) and $355,000 to below market leases (included in *Other Liabilities* on the Consolidated Balance Sheets). These costs are amortized over the remaining lives of the associated leases in place at the time of acquisition.

Also in 2008, EastGroup acquired one non-operating property as part of the Orlando build-to-suit transaction with United Stationers. The Company purchased and then sold this building through its taxable REIT subsidiary and recognized a gain of $294,000.

The total cost of the seven operating properties acquired in 2007 was $57,246,000, of which $53,952,000 was allocated to real estate properties. In accordance with SFAS No. 141, intangibles associated with the purchases of real estate were allocated as follows: $3,661,000 to in-place lease intangibles, $246,000 to above market leases and $613,000 to below market leases. Also in 2007, EastGroup acquired one property for re-development and 140.6 acres of developable land for $16,405,000.

The Company periodically reviews the recoverability of goodwill (at least annually) and the recoverability of other intangibles (on a quarterly basis) for possible impairment. In management's opinion, no material impairment of goodwill and other intangibles existed at December 31, 2008 and 2007.

(k) Stock-Based Compensation

The Company has a management incentive plan that was approved by shareholders and adopted in 2004, which authorizes the issuance of common stock to employees in the form of options, stock appreciation rights, restricted stock, deferred stock units, performance shares, stock bonuses, and stock. Typically, the Company issues new shares to fulfill stock grants or upon the exercise of stock options.

Under the modified prospective application method, the Company continues to recognize compensation cost on a straight-line basis over the service period for awards that precede the adoption of SFAS No. 123 (Revised 2004), *Share-Based Payment*, on January 1, 2006. (Prior to the adoption of SFAS No. 123R, the Company had adopted the fair value recognition provisions of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, Accounting for Stock-Based Compensation*, prospectively to all awards granted, modified, or settled after January 1, 2002.) The cost for performance-based awards after January 1, 2006 is determined using the graded vesting attribution method which recognizes each separate vesting portion of the award as a separate award on a straight-line basis over the requisite service period. This method accelerates the expensing of the award compared to the straight-line method. The cost for market-based awards after January 1, 2006 and awards that only require service are expensed on a straight-line basis over the requisite service periods.

The total compensation cost for service and performance based awards is based upon the fair market value of the shares on the grant date, adjusted for estimated forfeitures. The grant date fair value for awards that are subject to a market condition are determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

During the restricted period for awards not subject to contingencies, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. For shares subject to contingencies, dividends are accrued based upon the number of shares expected to vest. Share certificates and dividends are delivered to the employee as they vest.

(l) Earnings Per Share

Basic earnings per share (EPS) represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period. The Company's basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding.

Diluted EPS represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Company calculates diluted EPS by dividing net income available to common stockholders by the weighted average number of common shares outstanding plus the dilutive effect of nonvested restricted stock and stock options had the options been exercised. The dilutive effect of stock options and their equivalents (such as nonvested restricted stock) was determined using the treasury stock method which assumes exercise of the options as of the beginning of the period or when issued, if later, and assumes proceeds from the exercise of options are used to purchase common stock at the average market price during the period.

(m) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period, and to disclose material contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(n) Risks and Uncertainties

The state of the overall economy can significantly impact the Company's operational performance and thus, impact its financial position. Should EastGroup experience a significant decline in operational performance, it may affect the Company's ability to make distributions to its shareholders and service debt or meet other financial obligations.

(o) New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. As required under SFAS No. 133, the Company accounts for its interest rate swap cash flow hedge on the Tower Automotive mortgage at fair value. The provisions of Statement 157, with the exception of nonfinancial assets and liabilities, were effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The application of Statement 157 to the Company in 2008 had an immaterial impact on the Company's overall financial position and results of operations.

The FASB deferred for one year Statement 157's fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. These provisions are included in FASB Staff Position (FSP) FAS 157-2 and are effective for fiscal years beginning after November 15, 2008. The Company has determined that the adoption of these provisions in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations,* which retains the fundamental requirements in SFAS No. 141 and requires the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree be measured at fair value as of the acquisition date. In addition, Statement 141R requires that any goodwill acquired in the business combination be measured as a residual, and it provides guidance in determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Statement also requires that acquisition-related costs be recognized as expenses in the periods in which the costs are incurred and the services are received. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and may not be applied before that date. The adoption of Statement 141R in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

Also in December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements,* which is an amendment of Accounting Research Bulletin (ARB) No. 51. Statement 160 provides guidance for entities that prepare consolidated financial statements that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and may not be applied before that date. The adoption of Statement 160 in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*, which is an amendment of FASB Statement No. 133. SFAS No. 161 requires all entities with derivative instruments to disclose information regarding how and why the entity uses derivative instruments and how derivative instruments and related hedged items affect the entity's financial position, financial performance, and cash flows. The Statement is effective prospectively for periods beginning on or after November 15, 2008.

During 2008, the FASB issued FSP FAS 142-3, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. FSP FAS 142-3 requires an entity to disclose information that enables financial statement users to assess the extent to which the expected future cash flows associated with the asset are affected by the entity's intent and/or ability to renew or extend the arrangement. The intent of this Staff Position is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under Statement 141R and other U.S. generally accepted accounting principles. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of FSP FAS 142-3 in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

Also in 2008, the Emerging Issues Task Force (EITF) issued EITF 08-6, *Equity Method Investment Accounting Considerations,* which applies to all investments accounted for under the equity method and clarifies the accounting for certain transactions and impairment considerations involving those investments. EITF 08-6 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The adoption of EITF 08-6 in 2009 had an immaterial impact on the Company's overall financial position and results of operations.

(p) Reclassifications

Certain reclassifications have been made in the 2007 and 2006 consolidated financial statements to conform to the 2008 presentation.

(2) REAL ESTATE OWNED

The Company's real estate properties at December 31, 2008 and 2007 were as follows:

	December 31,	
	2008	*2007*
	(In thousands)	
Real estate properties:		
Land	**$ 187,617**	175,496
Buildings and building improvements	**867,506**	763,980
Tenant and other improvements	**197,159**	175,490
Development	**150,354**	152,963
	1,402,636	1,267,929
Less accumulated depreciation	**(310,351)**	(269,132)
	$ 1,092,285	998,797

The Company is currently developing the properties detailed below. Costs incurred include capitalization of interest costs during the period of construction. The interest costs capitalized on real estate properties for 2008 were $6,946,000 compared to $6,086,000 for 2007 and $4,336,000 for 2006.

Total capital investment for development during 2008 was $85,441,000, which primarily consisted of costs of $81,642,000 as detailed in the development activity table and costs of $4,116,000 for improvements on developments transferred to *Real Estate Properties* during the 12-month period following transfer.

DEVELOPMENT	*Size* *(Unaudited)*	*Costs Transferred in 2008* (1)	Costs Incurred: *For the Year Ended 12/31/08*	Costs Incurred: *Cumulative as of 12/31/08*	*Estimated Total Costs* (2) *(Unaudited)*
	(Square feet)	*(In thousands)*			
LEASE-UP					
40th Avenue Distribution Center, Phoenix, AZ	89,000	$ –	1,392	6,539	6,900
Wetmore II, Building B, San Antonio, TX	55,000	–	750	3,633	3,900
Beltway Crossing VI, Houston, TX	128,000	–	2,084	5,607	6,700
Oak Creek VI, Tampa, FL	89,000	–	1,682	5,587	6,100
Southridge VIII, Orlando, FL	91,000	–	1,961	6,001	6,900
Techway SW IV, Houston, TX	94,000	–	2,875	4,843	6,100
SunCoast III, Fort Myers, FL	93,000	–	2,543	6,718	8,400
Sky Harbor, Phoenix, AZ	264,000	–	8,821	22,829	25,100
World Houston 26, Houston, TX	59,000	1,110	1,708	2,818	3,300
12th Street Distribution Center, Jacksonville, FL	150,000	–	4,850	4,850	4,900
Total Lease-up	1,112,000	1,110	28,666	69,425	78,300

DEVELOPMENT	Size (Unaudited) (Square feet)	Costs Incurred: Costs Transferred in 2008 (1)	Costs Incurred: For the Year Ended 12/31/08	Costs Incurred: Cumulative as of 12/31/08	Estimated Total Costs (2) (Unaudited)
		(In thousands)			
UNDER CONSTRUCTION					
Beltway Crossing VII, Houston, TX	95,000	2,123	2,090	4,213	5,900
Country Club III & IV, Tucson, AZ	138,000	2,552	5,495	8,047	11,200
Oak Creek IX, Tampa, FL	86,000	1,369	2,831	4,200	5,500
Blue Heron III, West Palm Beach, FL	20,000	863	1,035	1,898	2,600
World Houston 28, Houston, TX	59,000	733	1,647	2,380	4,800
World Houston 29, Houston, TX	70,000	849	1,037	1,886	4,800
World Houston 30, Houston, TX	88,000	1,591	–	1,591	5,800
Total Under Construction	556,000	10,080	14,135	24,215	40,600
PROSPECTIVE DEVELOPMENT (PRIMARILY LAND)					
Tucson, AZ	70,000	(2,552)	924	417	3,500
Tampa, FL	249,000	(1,369)	682	3,890	14,600
Orlando, FL	1,254,000	–	10,691	14,453	78,700
West Palm Beach, FL	–	(863)	52	–	–
Fort Myers, FL	659,000	–	2,195	15,014	48,100
Dallas, TX	70,000	–	570	570	5,000
El Paso, TX	251,000	–	–	2,444	9,600
Houston, TX	1,064,000	(6,406)	4,643	12,786	68,100
San Antonio, TX	595,000	–	2,873	5,439	37,500
Charlotte, NC	95,000	–	995	995	7,100
Jackson, MS	28,000	–	1	706	2,000
Total Prospective Development	4,335,000	(11,190)	23,626	56,714	274,200
	6,003,000	$ –	66,427	150,354	393,100
DEVELOPMENTS COMPLETED AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING 2008					
Beltway Crossing IV, Houston, TX	55,000	$ –	5	3,365	
Beltway Crossing III, Houston, TX	55,000	–	14	2,866	
Southridge XII, Orlando, FL	404,000	–	3,421	18,521	
Arion 18, San Antonio, TX	20,000	–	638	2,593	
Southridge VII, Orlando, FL	92,000	–	414	6,500	
Wetmore II, Building C, San Antonio, TX	69,000	–	185	3,682	
Interstate Commons III, Phoenix, AZ	38,000	–	45	3,093	
SunCoast I, Fort Myers, FL	63,000	–	149	5,225	
World Houston 27, Houston, TX	92,000	–	1,765	4,248	
Wetmore II, Building D, San Antonio, TX	124,000	–	4,965	7,950	
World Houston 24, Houston, TX	93,000	–	739	5,904	
Centennial Park, Denver, CO	68,000	–	690	5,437	
World Houston 25, Houston, TX	66,000	–	536	3,730	
Beltway Crossing V, Houston, TX	83,000	–	984	4,730	
Wetmore II, Building A, San Antonio, TX	34,000	–	576	3,377	
Oak Creek A & B, Tampa, FL	35,000	–	89	3,030	
Total Transferred to Real Estate Properties	1,391,000	$ –	15,215	84,251 (3)	

(1) Represents costs transferred from Prospective Development (primarily land) to Under Construction (or subsequently to Lease-up) during the period.
(2) Included in these costs are development obligations of $11.1 million and tenant improvement obligations of $2.0 million on properties under development.
(3) Represents cumulative costs at the date of transfer.

In 2008, two operating properties, North Stemmons I in Dallas and Delp Distribution Center III in Memphis, were transferred to real estate held for sale and were then disposed of.

Also during 2008, EastGroup acquired one non-operating property (128,000 square feet) as part of the Orlando build-to-suit transaction with United Stationers. The Company purchased and then sold the building through its taxable REIT subsidiary and recognized a gain of $294,000. In addition, EastGroup sold 41 acres of residential land in San Antonio, Texas, for $841,000 with no gain or loss. This property was acquired as part of the Company's Alamo Ridge industrial land acquisition in September 2007.

In 2007, one Memphis property, Delp Distribution Center I, was transferred to real estate held for sale and was subsequently sold. Also during 2007, the Company received proceeds of $3,050,000 for the sale of land in lieu of condemnation at Arion Business Park in San Antonio.

Real estate properties that are held for sale are reported at the lower of the carrying amount or fair value less estimated costs to sell and are not depreciated while they are held for sale. In accordance with the guidelines established under SFAS No. 144, the results of operations for the properties sold or held for sale during the reported periods are shown under *Discontinued Operations* on the Consolidated Statements of Income. No interest expense was allocated to the properties that are held for sale or whose operations are included under *Discontinued Operations*. A summary of gain on sales of real estate for the years ended December 31, 2008, 2007 and 2006 follows:

Gain on Sales of Real Estate

Real Estate Properties	*Location*	*Size*	*Date Sold*	*Net Sales Price*	*Basis*	*Discount on Note Receivable*	*Deferred Gain*	*Recognized Gain*
						(In thousands)		
2008								
North Stemmons I	Dallas, TX	123,000 SF	05/12/08	$ 4,633	2,684	–	–	1,949
United Stationers Tampa Building	Tampa, FL	128,000 SF	08/08/08	5,717	5,225	198	–	294
Delp Distribution Center III	Memphis, TN	20,000 SF	08/20/08	589	506	–	–	83
Alamo Ridge residential land	San Antonio, TX	41.0 Acres	09/08/08	762	762	–	–	–
Deferred gain recognized from previous sales								27
				$ 11,701	9,177	198	–	2,353
2007								
Delp Distribution Center I	Memphis, TN	152,000 SF	10/11/07	$ 3,080	2,477	–	–	603
Arion Business Park land	San Antonio, TX	13.1 Acres	10/11/07	2,890	318	–	–	2,572
Deferred gain recognized from previous sales								387
				$ 5,970	2,795	–	–	3,562
2006								
Madisonville land	Madisonville, KY	1.2 Acres	01/05/06	$ 804	27	–	162	615
Senator I & II/Southeast Crossing	Memphis, TN	534,000 SF	03/09/06	14,870	14,466	–	–	404
Dallas land	Dallas, TX	0.1 Acre	03/16/06	66	13	–	–	53
Lamar Distribution Center I	Memphis, TN	125,000 SF	06/30/06	2,980	2,951	–	–	29
Crowfarn Distribution Center	Memphis, TN	106,000 SF	12/14/06	2,650	2,263	–	–	387
Auburn Facility	Auburn Hills, MI	114,000 SF	12/28/06	17,251	12,698	–	329	4,224
Fort Myers land	Fort Myers, FL	0.8 Acre	12/29/06	267	144	–	–	123
Deferred gain recognized from previous sale								15
				$ 38,888	32,562	–	491	5,850

The following schedule indicates approximate future minimum rental receipts under non-cancelable leases for real estate properties by year as of December 31, 2008:

Future Minimum Rental Receipts Under Non-cancelable Leases

Years Ending December 31,	*(In thousands)*
2009	$ 127,090
2010	102,816
2011	77,383
2012	56,227
2013	37,855
Thereafter	67,833
Total minimum receipts	$ 469,204

Ground Leases

As of December 31, 2008, the Company owned two properties in Florida, two properties in Texas and one property in Arizona that are subject to ground leases. These leases have terms of 40 to 50 years, expiration dates of August 2031 to November 2037, and renewal options of 15 to 35 years, except for the one lease in Arizona which is automatically and perpetually renewed annually. Total lease expenditures for the years ended December 31, 2008, 2007 and 2006 were $717,000, $708,000 and $707,000, respectively. Payments are subject to increases at 3 to 10 year intervals based upon the agreed or appraised fair market value of the leased premises on the adjustment date or the Consumer Price Index percentage increase since the base rent date. The following schedule indicates approximate future minimum lease payments for these properties by year as of December 31, 2008:

Future Minimum Ground Lease Payments

Years Ending December 31,	*(In thousands)*
2009	$ 720
2010	720
2011	720
2012	720
2013	720
Thereafter	15,832
Total minimum payments	$ 19,432

(3) UNCONSOLIDATED INVESTMENT

In November 2004, the Company acquired a 50% undivided tenant-in-common interest in Industry Distribution Center II, a 309,000 square foot warehouse distribution building in the City of Industry (Los Angeles), California. The building was constructed in 1998 and is 100% leased through December 2014 to a single tenant who owns the other 50% interest in the property. This investment is accounted for under the equity method of accounting and had a carrying value of $2,666,000 at December 31, 2008. At the end of May 2005, EastGroup and the property co-owner closed a non-recourse first mortgage loan secured by Industry Distribution Center II. The $13.3 million loan has a 25-year term and an interest rate of 5.31% through June 30, 2015, when the rate will adjust on an annual basis according to the "A" Moody's Daily Long-Term Corporate Bond Yield Average. The lender has the option to call the note on June 30, 2015. EastGroup's share of this mortgage was $6,159,000 at December 31, 2008 and $6,309,000 at December 31, 2007.

(4) MORTGAGE LOANS RECEIVABLE

In connection with the sale of a property in 2008, EastGroup advanced the buyer $4,994,000 in a first mortgage recourse loan. In September, EastGroup received a principal payment of $844,000. The mortgage loan has a five-year term and calls for monthly interest payments (interest accruals and payments begin January 1, 2009) through the maturity date of August 8, 2013, when a balloon payment for the remaining principal balance of $4,150,000 is due. At the inception of the loan, EastGroup recognized a discount on the loan of $198,000 and recognized amortization of the discount of $117,000 during 2008. Mortgage loans receivable, net of discount, are included in *Other Assets* on the Consolidated Balance Sheets.

(5) OTHER ASSETS

A summary of the Company's *Other Assets* follows:

	December 31,	
	2008	*2007*
	(In thousands)	
Leasing costs (principally commissions), net of accumulated amortization	**$ 20,866**	18,693
Straight-line rent receivable, net of allowance for doubtful accounts	**14,914**	14,016
Accounts receivable, net of allowance for doubtful accounts	**4,094**	3,587
Acquired in-place lease intangibles, net of accumulated amortization of $5,626 and $5,308 for 2008 and 2007, respectively	**4,369**	5,303
Mortgage loans receivable, net of discount of $81 and $0 for 2008 and 2007, respectively	**4,174**	132
Loan costs, net of accumulated amortization	**4,246**	2,848
Goodwill	**990**	990
Prepaid expenses and other assets	**7,308**	8,113
	$ 60,961	53,682

(6) NOTES PAYABLE TO BANKS

The Company has a four-year, $200 million unsecured revolving credit facility with a group of seven banks that matures in January 2012. The Company customarily uses this line of credit for acquisitions and developments. The interest rate on this facility is based on the LIBOR index and varies according to total liability to total asset value ratios (as defined in the credit agreement), with an annual facility fee of 15 to 20 basis points. The interest rate on each tranche is usually reset on a monthly basis and is currently LIBOR plus 70 basis points with an annual facility fee of 20 basis points. The line of credit has an option for a one-year extension at the Company's request. Additionally, there is a provision under which the line may be expanded by $100 million contingent upon obtaining increased commitments from existing lenders or commitments from additional lenders. At December 31, 2008, the weighted average interest rate was 1.23% on a balance of $107,000,000. The Company had an additional $93,000,000 remaining on this line of credit at that date.

The Company also has a four-year, $25 million unsecured revolving credit facility with PNC Bank, N.A. that matures in January 2012. This facility is customarily used for working capital needs. The interest rate on this working cash line is based on LIBOR and varies according to total liability to total asset value ratios (as defined in the credit agreement). Under this facility, the Company's current interest rate is LIBOR plus 75 basis points with no annual facility fee. At December 31, 2008, the interest rate was 1.19% on a balance of $2,886,000. The Company had an additional $22,114,000 remaining on this line of credit at that date.

Average bank borrowings were $125,647,000 in 2008 compared to $96,513,000 in 2007 with weighted average interest rates of 3.94% in 2008 compared to 6.36% in 2007. Weighted average interest rates including amortization of loan costs were 4.17% for 2008 and 6.73% for 2007. Amortization of bank loan costs was $295,000, $353,000 and $355,000 for 2008, 2007 and 2006, respectively.

The Company's bank credit facilities have certain restrictive covenants, such as maintaining debt service coverage and leverage ratios, and the Company was in compliance with all of its debt covenants at December 31, 2008.

The Company has an interest rate swap agreement to hedge its exposure to the variable interest rate on the Company's $9,365,000 Tower Automotive Center recourse mortgage (See Notes 7 and 19). Under the swap agreement, the Company effectively pays a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap is designated as a cash flow hedge and is considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap are recognized in accumulated other comprehensive income (loss). The Company does not hold or issue this type of derivative contract for trading or speculative purposes. The interest rate swap agreement is summarized as follows:

Type of Hedge	*Current Notional Amount*	*Maturity Date*	*Reference Rate*	*Fixed Rate*	*Fair Value at 12/31/08*	*Fair Value at 12/31/07*
	(In thousands)				*(In thousands)*	
Swap	$9,365 [(1)]	12/31/10	1 month LIBOR	4.03%	($522)	($56)

(1) This mortgage is backed by a letter of credit totaling $9,473,000 at December 31, 2008. The letter of credit expired in January 2009 in connection with the repayment of the variable rate demand note on the Tower Automotive Center (See Note 19).

(7) MORTGAGE NOTES PAYABLE

A summary of *Mortgage Notes Payable* follows:

Property	Rate	Monthly P&I Payment	Maturity Date	Carrying Amount of Securing Real Estate at December 31, 2008	Balance at December 31, 2008	2007
				(In thousands)		
Dominguez, Kingsview, Walnut, Washington, Industry Distribution Center I and Shaw	6.800%	358,770	03/01/09 (1)	$ 52,025	**31,716**	33,787
Oak Creek Distribution Center I	8.875%	52,109	09/01/09	5,477	**452**	1,010
Tower Automotive Center *(recourse)* (2)	6.030%	Semiannual	01/15/11	8,897	**9,365**	9,710
Interstate I, II & III, Venture, Stemmons Circle, Glenmont I & II, West Loop I & II, Butterfield Trail and Rojas	7.250%	325,263	05/01/11	40,687	**38,549**	39,615
America Plaza, Central Green and World Houston 3-9	7.920%	191,519	05/10/11	24,568	**23,873**	24,264
University Business Center (120 & 130 Cremona)	6.430%	81,856	05/15/12	9,166	**4,483**	5,154
University Business Center (125 & 175 Cremona)	7.980%	88,607	06/01/12	12,581	**9,738**	10,012
Oak Creek Distribution Center IV	5.680%	31,253	06/01/12	6,267	**3,990**	4,134
Airport Distribution, Southpointe, Broadway I, III & IV, Southpark, 51st Avenue, Chestnut, Main Street, Interchange Business Park, North Stemmons I land and World Houston 12 & 13	6.860%	279,149	09/01/12	38,892	**35,289**	36,184
Interstate Distribution Center - Jacksonville	5.640%	31,645	01/01/13	6,213	**4,612**	4,724
Broadway V, 35th Avenue, Sunbelt, Beltway I, Lockwood, Northwest Point, Techway Southwest I and World Houston 10, 11 & 14	4.750%	259,403	09/05/13	42,350	**39,839**	41,028
Southridge XII, Airport Commerce Center I & II, Interchange Park, Ridge Creek III, World Houston 24, 25 & 27 and Waterford Distribution Center (3)	5.750%	414,229	01/05/14	71,844	**59,000**	–
Kyrene Distribution Center I	9.000%	11,246	07/01/14	2,209	**591**	669
World Houston 17, Kirby, Americas Ten I, Shady Trail, Palm River North I, II & III and Westlake I & II (4)	5.680%	175,479	10/10/14	27,982	**29,415**	29,837
Beltway II, III & IV, Eastlake, Fairgrounds I-IV, Nations Ford I-IV, Techway Southwest III, Westinghouse, Wetmore I-IV and World Houston 15 & 22	5.500%	536,552	04/05/15	76,133	**76,544**	–
Country Club I, Lake Pointe, Techway Southwest II and World Houston 19 & 20	4.980%	256,952	12/05/15	21,784	**35,316**	36,605
Huntwood and Wiegman Distribution Centers	5.680%	265,275	09/05/16	22,730	**35,546**	36,676
Alamo Downs, Arion 1-15 & 17, Rampart I, II & III, Santan 10 and World Houston 16	5.970%	557,467	11/05/16	58,999	**73,502**	75,731
Broadway VI, World Houston 1 & 2, 21 & 23, Arion 16, Ethan Allen, Northpark I-IV, South 55th Avenue, East University I & II and Santan 10 II	5.570%	518,885	09/05/17	60,118	**72,354**	74,485
Blue Heron Distribution Center II	5.390%	16,176	02/29/20	5,172	**1,632**	1,735
				$ 594,094	**585,806**	465,360

(1) *This mortgage was repaid on February 13, 2009.*

(2) *The Tower Automotive mortgage has a variable interest rate based on the one-month LIBOR. EastGroup has an interest rate swap agreement that fixes the rate at 4.03% for the 8-year term. Interest and related fees resulted in an effective interest rate of 5.30% until the fourth quarter of 2008 when the weighted average rate was 8.02% (See Note 19). Semiannual principal payments are made on this note; interest is paid monthly (See Note 6). The principal amounts of these payments increase incrementally as the loan approaches maturity.*

(3) *This mortgage has a recourse liability of $5 million which will be released based on the secured properties generating certain base rent amounts subsequent to January 1, 2011.*

(4) *Interest only was paid on this note until November 2006.*

The Company's mortgage notes payable have certain restrictive covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage, and the Company was in compliance with all of its debt covenants at December 31, 2008.

The Company currently intends to repay its debt obligations, both in the short- and long-term, through its operating cash flows, borrowings under its lines of credit, proceeds from new mortgage debt and/or proceeds from the issuance of equity instruments. Principal payments due during the next five years as of December 31, 2008 are as follows:

Years Ending December 31,	*(In thousands)*
2009	$ 49,168
2010	18,185
2011	84,786
2012	62,117
2013	53,232

(8) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

A summary of the Company's *Accounts Payable and Accrued Expenses* follows:

	December 31,	
	2008	*2007*
	(In thousands)	
Property taxes payable	**$ 11,136**	9,744
Development costs payable	**7,127**	13,022
Interest payable	**2,453**	2,689
Dividends payable	**1,257**	2,337
Other payables and accrued expenses	**10,865**	6,387
	$ 32,838	34,179

(9) OTHER LIABILITIES

A summary of the Company's *Other Liabilities* follows:

	December 31,	
	2008	*2007*
	(In thousands)	
Security deposits	**$ 7,560**	7,529
Prepaid rent and other deferred income	**5,430**	6,911
Other liabilities	**1,309**	1,713
	$ 14,299	16,153

(10) COMMON STOCK ACTIVITY

The following table presents the common stock activity for the three years ended December 31, 2008:

	Years Ended December 31,		
	2008	*2007*	*2006*
		Common Shares	
Shares outstanding at beginning of year	**23,808,768**	23,701,275	22,030,682
Common stock offerings	**1,198,700**	–	1,437,500
Stock options exercised	**25,720**	67,150	118,269
Dividend reinvestment plan	**6,627**	6,281	6,236
Incentive restricted stock granted	**35,222**	44,646	118,334
Incentive restricted stock forfeited	**(2,520)**	(2,250)	(3,756)
Director common stock awarded	**5,034**	3,048	3,402
Restricted stock withheld for tax obligations	**(7,150)**	(11,382)	(9,392)
Shares outstanding at end of year	**25,070,401**	23,808,768	23,701,275

Common Stock Issuances

During the second quarter of 2008, EastGroup sold 1,198,700 shares of its common stock to Merrill Lynch, Pierce, Fenner & Smith Incorporated. The net proceeds were $57.2 million after deducting the underwriting discount and other offering expenses. The Company used the proceeds to repay indebtedness outstanding under its revolving credit facility and for other general corporate purposes.

During the third quarter of 2006, EastGroup closed on the sale of 1,437,500 shares of its common stock. The net proceeds from the offering of the shares were $68.1 million after deducting the underwriting discount and other offering expenses.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan that allows stockholders to reinvest cash distributions in new shares of the Company.

Common Stock Repurchase Plan

EastGroup's Board of Directors has authorized the repurchase of up to 1,500,000 shares of its outstanding common stock. The shares may be purchased from time to time in the open market or in privately negotiated transactions. Under the common stock repurchase plan, the Company has purchased a total of 827,700 shares for $14,170,000 (an average of $17.12 per share) with 672,300 shares still authorized for repurchase. The Company has not repurchased any shares under this plan since 2000.

Shareholder Rights Plan

In December 1998, EastGroup adopted a Shareholder Rights Plan. The Plan expired on December 3, 2008.

(11) STOCK-BASED COMPENSATION

The Company adopted SFAS No. 123R on January 1, 2006. The rule requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements and that the cost be measured on the fair value of the equity or liability instruments issued. The Company's adoption of SFAS No. 123R had no material impact on its overall financial position or results of operations. Prior to the adoption of SFAS No. 123R, the Company adopted the fair value recognition provisions of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, Accounting for Stock-Based Compensation*, prospectively to all awards granted, modified, or settled after January 1, 2002.

Management Incentive Plan

The Company has a management incentive plan which was approved by the shareholders and adopted in 2004. This plan authorizes the issuance of up to 1,900,000 shares of common stock to employees in the form of options, stock appreciation rights, restricted stock (limited to 570,000 shares), deferred stock units, performance shares, stock bonuses and stock. Total shares available for grant were 1,686,723; 1,715,523; and 1,751,796 at December 31, 2008, 2007 and 2006, respectively. Typically, the Company issues new shares to fulfill stock grants or upon the exercise of stock options.

Stock-based compensation was $2,931,000, $3,043,000 and $2,788,000 for 2008, 2007 and 2006, respectively, of which $866,000, $978,000 and $768,000 were capitalized as part of the Company's development costs for the respective years.

Restricted Stock

The purpose of the restricted stock plan is to act as a retention device since it allows participants to benefit from dividends on shares as well as potential stock appreciation. Vesting generally occurs from 2 ½ years to nine years from the date of grant for awards subject to service only. Restricted stock is granted to executive officers subject to the satisfaction of certain annual performance goals and multi-year market conditions as determined by the Compensation Committee. Restricted stock is granted to non-executive officers and other employees subject only to continued service. Under the modified prospective application method, the Company continues to recognize compensation cost on a straight-line basis over the service period for awards that precede the adoption of SFAS No. 123R. The cost for performance-based awards after January 1, 2006 is amortized using the graded vesting attribution method which recognizes each separate vesting portion of the award as a separate award on a straight-line basis over the requisite service period. This method accelerates the expensing of the award compared to the straight-line method. The cost for market-based awards after January 1, 2006 and awards that only require service is amortized on a straight-line basis over the requisite service periods.

The total compensation expense for service and performance based awards is based upon the fair market value of the shares on the grant date, adjusted for estimated forfeitures. The grant date fair value for awards that are subject to a market condition (total shareholder return) was determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

In the second quarter of 2008, the Company granted shares to executive officers contingent upon the attainment of certain annual performance goals. These goals are for the period ended December 31, 2008, and any shares to be issued upon attainment of these goals will be determined by the Compensation Committee in the first quarter of 2009. The number of shares to be issued could range from zero to 44,802. These shares will vest 20% on the date shares are determined and awarded and 20% per year on each January 1 for the subsequent four years. The weighted average grant date fair value for these shares is $47.65.

In March 2008, 34,668 shares were awarded based on the attainment of the 2007 annual performance goals at a weighted average grant date fair value of $49.14 per share. These shares vested 20% on March 6, 2008, and will vest 20% per year on January 1, 2009, 2010, 2011 and 2012. Also during 2008, an additional 554 shares were awarded to non-executive officers at a weighted average grant date fair value of $29.73. These shares are subject only to continued service as of the vesting date and vest 50% per year on January 1, 2009 and 2010.

In the second quarter of 2006, the Company granted shares to executive officers contingent upon the attainment of certain annual performance goals and multi-year market conditions. The weighted average grant date fair value for shares to be awarded under the multi-year market conditions was $26.34 per share with a total cost of approximately $2.1 million. The number of shares to be issued could range from zero to 40,314. These shares will vest over four years following evaluation of the three-year performance measurement period ended December 31, 2008.

During 2008, the Compensation Committee approved the full vesting of the restricted shares of the Company's President and CEO, David H. Hoster II, upon his retirement on or after January 1, 2012, to the extent the performance period has been completed as of such retirement date.

During the restricted period for awards no longer subject to contingencies, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. For shares subject to contingencies, dividends are accrued based upon the number of shares expected to be awarded. Share certificates and dividends are delivered to the employee as they vest. As of December 31, 2008, there was $3,462,000 of unrecognized compensation cost related to nonvested restricted stock compensation that is expected to be recognized over a weighted average period of 3.06 years.

Following is a summary of the total restricted shares granted, forfeited and delivered (vested) to employees with the related weighted average grant date fair value share prices for 2008, 2007 and 2006. The table does not include the shares granted in 2008 or 2006 that are contingent on performance goals or market conditions. Of the shares that vested in 2008, 2007 and 2006, 7,150 shares, 11,382 shares and 9,392 shares, respectively, were withheld by the Company to satisfy the tax obligations for those employees who elected this option as permitted under the applicable equity plan. As shown in the table below, the fair value of shares that were granted during 2008, 2007 and 2006 was $1,720,000, $1,961,000 and $4,511,000 respectively. As of the vesting date, the fair value of shares that vested during 2008, 2007 and 2006 was $3,343,000, $4,350,000, and $4,849,000, respectively.

Restricted Stock Activity:	*Years Ended December 31,*					
	2008		*2007*		*2006*	
	Shares	*Weighted Average Grant Date Fair Value*	*Shares*	*Weighted Average Grant Date Fair Value*	*Shares*	*Weighted Average Grant Date Fair Value*
Nonvested at beginning of year	**144,089**	**$ 31.65**	196,671	$ 28.66	177,444	$ 23.01
Granted (1)	**35,222**	**48.83**	44,646	43.93	118,334	38.12
Forfeited	**(2,520)**	**26.51**	(2,250)	23.52	(3,756)	22.07
Vested	**(89,106)**	**33.37**	(94,978)	31.42	(95,351)	30.15
Nonvested at end of year	**87,685**	**36.95**	144,089	31.65	196,671	28.66

(1) Includes shares granted in prior years for which performance conditions have been satisfied and the number of shares have been determined.

Following is a vesting schedule of the total nonvested shares as of December 31, 2008:

Nonvested Shares Vesting Schedule	*Number of Shares*
2009	49,629
2010	16,957
2011	14,169
2012	6,930
Total Nonvested Shares	87,685

Employee Stock Options

The Company has not granted stock options to employees since 2002. Outstanding employee stock options vested equally over a two-year period; accordingly, all options are now vested. The intrinsic value realized by employees from the exercise of options during 2008, 2007 and 2006 was $585,000, $1,492,000 and $3,641,000, respectively. There were no employee stock options granted or forfeited during the years presented. Following is a summary of the total employee stock options exercised and expired with related weighted average exercise share prices for 2008, 2007 and 2006.

Stock Option Activity:	*Years Ended December 31,*					
	2008		*2007*		*2006*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**76,656**	**$ 20.49**	135,056	$ 21.10	251,075	$ 19.80
Exercised	**(21,220)**	**20.43**	(58,400)	21.89	(116,019)	18.29
Outstanding at end of year	**55,436**	**20.51**	76,656	20.49	135,056	21.10
Exercisable at end of year	**55,436**	**$ 20.51**	76,656	$ 20.49	135,056	$ 21.10

Employee outstanding stock options at December 31, 2008, all exercisable:

Exercise Price Range	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Intrinsic Value*
$ 18.50-25.30	55,436	0.7 years	$ 20.51	$835,000

Directors Equity Plan

The Company has a directors equity plan that was approved by shareholders and adopted in 2005 (the 2005 Plan), which authorizes the issuance of up to 50,000 shares of common stock through awards of shares and restricted shares granted to nonemployee directors of the Company. The 2005 Plan replaced prior plans under which directors were granted stock option awards. Outstanding grants under prior plans will be fulfilled under those plans.

Directors were issued 5,034 shares, 3,048 shares and 3,402 shares of common stock for 2008, 2007 and 2006, respectively. In addition, in 2005, 481 shares of restricted stock at $41.57 were granted, of which 360 shares were vested as of December 31, 2008. The restricted stock vests 25% per year for four years. As of December 31, 2008, there was $2,500 of unrecognized compensation cost related to nonvested restricted stock compensation that is expected to be recognized over a weighted average period of 0.50 years. There were 36,835 shares available for grant under the 2005 Plan at December 31, 2008.

Stock-based compensation expense for directors was $200,000, $155,000 and $105,000 for 2008, 2007 and 2006, respectively. The intrinsic value realized by directors from the exercise of options was $120,000, $218,000 and $70,000 for 2008, 2007 and 2006, respectively.

There were no director stock options granted or expired during the years presented below. Following is a summary of the total director stock options exercised with related weighted average exercise share prices for 2008, 2007 and 2006.

Stock Option Activity:	*Years Ended December 31,*					
	2008		*2007*		*2006*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**42,750**	**$ 23.01**	51,500	$ 22.93	53,750	$ 22.58
Exercised	**(4,500)**	**20.63**	(8,750)	22.49	(2,250)	14.58
Outstanding at end of year	**38,250**	**23.29**	42,750	23.01	51,500	22.93
Exercisable at end of year	**38,250**	**$ 23.29**	42,750	$ 23.01	51,500	$ 22.93

Director outstanding stock options at December 31, 2008, all exercisable:

Exercise Price Range	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Intrinsic Value*
$ 20.25-26.60	38,250	2.7 years	$ 23.29	$470,000

(12) PREFERRED STOCK

On July 2, 2008, EastGroup redeemed all 1,320,000 shares of its 7.95% Series D Cumulative Redeemable Preferred Stock at a redemption price of $25.00 per share ($33,000,000) plus accrued and unpaid dividends of $.011 per share for the period from July 1, 2008, through and including the redemption date, for an aggregated redemption price of $25.011 per Series D Preferred Share. Original issuance costs of $674,000 and additional redemption costs of $8,000 were charged against net income available to common stockholders in conjunction with the redemption of these shares.

The Company declared dividends of $1.0048 per Series D Preferred share for 2008 and $1.9876 per share for the years 2007 and 2006.

(13) COMPREHENSIVE INCOME

Comprehensive income is comprised of net income plus all other changes in equity from non-owner sources. The components of accumulated other comprehensive income (loss) for 2008, 2007 and 2006 are presented in the Company's Consolidated Statements of Changes in Stockholders' Equity and are summarized below.

	2008	*2007*	*2006*
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):		*(In thousands)*	
Balance at beginning of year	**$ (56)**	314	311
Change in fair value of interest rate swap	**(466)**	(370)	3
Balance at end of year	**$ (522)**	(56)	314

(14) EARNINGS PER SHARE

The Company applies SFAS No. 128, *Earnings Per Share*, which requires companies to present basic EPS and diluted EPS. Reconciliation of the numerators and denominators in the basic and diluted EPS computations is as follows:

Reconciliation of Numerators and Denominators

	2008	2007	2006
		(In thousands)	
BASIC EPS COMPUTATION			
Numerator-net income available to common stockholders	$ **32,134**	27,110	26,610
Denominator-weighted average shares outstanding	**24,503**	23,562	22,372
DILUTED EPS COMPUTATION			
Numerator-net income available to common stockholders	$ **32,134**	27,110	26,610
Denominator:			
Weighted average shares outstanding	**24,503**	23,562	22,372
Common stock options	**54**	87	143
Nonvested restricted stock	**96**	132	177
Total Shares	**24,653**	23,781	22,692

(15) QUARTERLY RESULTS OF OPERATIONS – UNAUDITED

	2008 Quarter Ended (1)				2007 Quarter Ended (1)			
	Mar 31	**Jun 30**	**Sep 30**	**Dec 31**	Mar 31	Jun 30	Sep 30	Dec 31
	(In thousands, except per share data)							
Revenues	$ **40,833**	**41,564**	**43,426**	**44,117**	35,977	37,078	39,137	41,176
Expenses	**(32,824)**	**(33,808)**	**(35,644)**	**(35,684)**	(29,467)	(30,992)	(31,811)	(32,612)
Income from continuing operations	**8,009**	**7,756**	**7,782**	**8,433**	6,510	6,086	7,326	8,564
Income from discontinued operations	**82**	**1,990**	**90**	**–**	77	46	388	737
Net income	**8,091**	**9,746**	**7,872**	**8,433**	6,587	6,132	7,714	9,301
Preferred dividends – Series D	**(656)**	**(656)**	**(14)**	**–**	(656)	(656)	(656)	(656)
Costs on redemption of Series D Preferred shares	**–**	**–**	**(682)**	**–**	–	–	–	–
Net income available to common stockholders	$ **7,435**	**9,090**	**7,176**	**8,433**	5,931	5,476	7,058	8,645
BASIC PER SHARE DATA(2)								
Net income available to common stockholders	$ **.31**	**.37**	**.29**	**.34**	.25	.23	.30	.37
Weighted average shares outstanding	**23,684**	**24,488**	**24,908**	**24,923**	23,531	23,550	23,562	23,605
DILUTED PER SHARE DATA(2)								
Net income available to common stockholders	$ **.31**	**.37**	**.29**	**.34**	.25	.23	.30	.36
Weighted average shares outstanding	**23,829**	**24,647**	**25,069**	**25,059**	23,769	23,776	23,778	23,819

(1) *Certain reclassifications have been made to the quarterly data previously disclosed due to the disposal of properties in 2008 and 2007 whose results of operations were reclassified to discontinued operations in the consolidated financial statements.*

(2) *The above quarterly earnings per share calculations are based on the weighted average number of common shares outstanding during each quarter for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each quarter for diluted earnings per share. The annual earnings per share calculations in the Consolidated Statements of Income are based on the weighted average number of common shares outstanding during each year for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each year for diluted earnings per share. The sum of quarterly financial data may vary from the annual data due to rounding.*

(16) DEFINED CONTRIBUTION PLAN

EastGroup maintains a 401(k) plan for its employees. The Company makes matching contributions of 50% of the employee's contribution (limited to 10% of compensation as defined by the plan) and may also make annual discretionary contributions. The Company's total expense for this plan was $467,000, $429,000 and $378,000 for 2008, 2007 and 2006, respectively.

(17) LEGAL MATTERS

The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties, other than routine litigation arising in the ordinary course of business or which is expected to be covered by the Company's liability insurance.

(18) FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 157, *Fair Value Measurements,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also provides guidance for using fair value to measure financial assets and liabilities. The Statement requires disclosure of the level within the fair value hierarchy in which the fair value measurements fall, including measurements using quoted prices in active markets for identical assets or liabilities (Level 1), quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active (Level 2), and significant valuation assumptions that are not readily observable in the market (Level 3). The Company's interest rate swap is reported at fair value and is shown on the Consolidated Balance Sheets under *Other Liabilities.* The fair value of the interest rate swap is determined by estimating the expected cash flows over the life of the swap using the mid-market rate and price environment as of the last trading day of the year. This market information is considered a Level 2 input as defined by SFAS No. 157.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments in accordance with SFAS No. 107, *Disclosures About Fair Value of Financial Instruments,* at December 31, 2008 and 2007.

	2008		*2007*	
	Carrying Amount	*Fair Value*	*Carrying Amount*	*Fair Value*
	(In thousands)			
Financial Assets				
Cash and cash equivalents	**$ 293**	**293**	724	724
Mortgage loans receivable, net of discount	**4,174**	**4,189**	132	133
Financial Liabilities				
Mortgage notes payable	**585,806**	**555,096**	465,360	470,335
Notes payable to banks	**109,886**	**101,484**	135,444	135,444

Carrying amounts shown in the table are included in the Consolidated Balance Sheets under the indicated captions, except as indicated in the notes below.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amounts approximate fair value because of the short maturity of those instruments.
Mortgage loans receivable, net of discount: The fair value is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
Mortgage notes payable: The fair value of the Company's mortgage notes payable is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.
Notes payable to banks: For 2008, the fair value of the Company's notes payable to banks is estimated by discounting expected cash flows at current market rates. For 2007, the carrying amounts approximate fair value because the associated credit spread approximates market.

(19) SUBSEQUENT EVENTS

On January 2, 2009, the mortgage note payable of $9,365,000 on the Tower Automotive Center was repaid and replaced with another mortgage note payable for the same amount. The previous recourse mortgage was a variable rate demand note, and EastGroup had entered into a swap agreement to fix the LIBOR rate. In the fourth quarter of 2008, the bond spread over LIBOR required to re-market the notes increased from a historical range of 3 to 25 basis points to a range of 100 to 500 basis points. Due to the volatility of the bond spread costs, EastGroup redeemed the note and replaced it with a recourse mortgage with a bank on the same payment terms except for the interest rate. The effective interest rate on the previous note was 5.30% until the fourth quarter of 2008 when the weighted average rate was 8.02%. The effective rate on the new note, including the swap, is 6.03%.

During the fourth quarter of 2008, EastGroup acquired 94.3 acres of developable land in Orlando for $9.1 million. The Company is currently under contract to purchase an additional 36.0 acres in a second phase of this acquisition for $5 million. This transaction is expected to close during the fourth quarter of 2009.

GLOSSARY OF REIT TERMS

Listed below are definitions of commonly used real estate investment trust (REIT) industry terms. For additional information on REITs, please see the National Association of Real Estate Investment Trusts (NAREIT) web site at www.nareit.com.

Real Estate Investment Trust: A company that owns and, in most cases, operates income–producing real estate such as apartments, shopping centers, offices, hotels and warehouses. Some REITs also engage in financing real estate. The shares of most REITs are freely traded, usually on a major stock exchange.

To qualify as a REIT, a company must distribute at least 90 percent of its taxable income to its shareholders annually. A company that qualifies as a REIT is permitted to deduct dividends paid to its shareholders from its corporate taxable income. As a result, most REITs remit at least 100 percent of their taxable income to their shareholders and therefore owe no corporate federal income tax. Taxes are paid by shareholders on the dividends received. Most states honor this federal treatment and also do not require REITs to pay state income tax.

Industrial Properties: Generally consisting of four concrete walls tilted up on a slab of concrete with a roof that holds it all together. An internal office component is then added. Business uses include warehousing, distribution, light manufacturing and assembly, research and development, showroom, office, or a combination of some or all of the aforementioned.

Property Net Operating Income (PNOI): Income from real estate operations less property operating expenses (before interest expense and depreciation and amortization).

EBITDA: Earnings before interest, taxes, depreciation and amortization.

Funds From Operations (FFO): The most commonly accepted reporting measure of a REIT's operating performance. It is equal to a REIT's net income (loss) determined in accordance with generally accepted accounting principles, excluding gains or losses from sales of depreciable property, adding back real estate depreciation and amortization, and adjusting for unconsolidated partnerships and joint ventures.

Total Return: A stock's dividend income plus capital appreciation over a specified period as a percentage of the stock price at the beginning of the period.

Straight–Lining: The process of averaging the customer's rent payments over the life of the lease. Generally accepted accounting principles require real estate companies to "straight–line" rents.

Debt–to–Total Market Capitalization Ratio: A ratio calculated by dividing a company's debt by the total amount of a company's equity (at market value) and debt.

Percentage Leased: The percentage of total leasable square footage for which there is a signed lease, including month–to–month leases, as of the close of the reporting period. Space is considered leased upon execution of the lease.

Percentage Occupied: The percentage of total leasable square footage for which the lease term has commenced as of the close of the reporting period.

Same Properties: Operating properties owned during the entire current period and prior year reporting period. Development properties are excluded until stabilized for both the current and prior year reporting periods.

Business Distribution Facility: A warehouse building with a ceiling clear height of 18 to 24 feet, a depth of 200 feet or less, and an office build–out of 10–25 percent.

CERTIFICATIONS

Certification of Chief Executive Officer
EastGroup Properties, Inc.

I, David H. Hoster II, certify that:

1. I have reviewed this annual report on Form 10–K of EastGroup Properties, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 26, 2009

DAVID H. HOSTER II
Chief Executive Officer

Certification of Chief Financial Officer
EastGroup Properties, Inc.

I, N. Keith McKey, certify that:

1. I have reviewed this annual report on Form 10–K of EastGroup Properties, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 26, 2009

N. Keith McKey

N. KEITH MCKEY
Chief Financial Officer

CERTIFICATIONS

Certification of Chief Executive Officer
EastGroup Properties, Inc.

In connection with the Annual Report of EastGroup Properties, Inc. (the "Company") on Form 10–K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David H. Hoster II, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes–Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DAVID H. HOSTER II
Chief Executive Officer
February 26, 2009

Certification of Chief Financial Officer
EastGroup Properties, Inc.

In connection with the Annual Report of EastGroup Properties, Inc. (the "Company") on Form 10–K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, N. Keith McKey, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes–Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

N. Keith McKey

N. KEITH MCKEY
Chief Financial Officer
February 26, 2009

190 East Capitol Street Suite 400 Jackson, MS 39201 601-354-3555 601-352-1441 fax www.eastgroup.net	2966 Commerce Park Drive Suite 450 Orlando, FL 32819 407-251-7075 407-854-7167 fax	2200 East Camelback Road Suite 210 Phoenix, AZ 85016 602-840-8600 602-840-8602 fax	4220 World Houston Parkway Suite 170 Houston, TX 77032 281-987-7200 281-987-7207 fax

Shareholders with questions concerning stock certificates, account information, dividend payments or stock transfers should contact EastGroup's transfer agent:
Wells Fargo Bank, N.A.
Post Office Box 64854
St. Paul, MN 55164-0874
800-468-9716 or 651-450-4064
651-450-4078 fax
www.wellsfargo.com/com/shareowner_services

EastGroup Properties Dividend Reinvestment Plan is a simple and convenient way to buy shares of EastGroup Properties common stock by reinvesting dividends without a brokerage commission. If you hold common stock shares registered in your name, questions pertaining to the Plan should be directed to the Transfer Agent. If your common stock shares are not registered in your name but held in your brokerage account, contact your brokerage firm or other nominee for more information.

The annual shareholders meeting of EastGroup Properties will be held at 9:00 a.m. (CDT) on Wednesday, May 27, 2009, at the EastGroup offices in Jackson, Mississippi.

KPMG LLP
1100 One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Jaeckle Fleischmann & Mugel, LLP
Twelve Fountain Plaza
Buffalo, NY 14202

New York Stock Exchange (NYSE)
Ticker Symbol: EGP

National Association of Real Estate Investment Trusts

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge upon written request to the Company's Secretary, Post Office Box 22728, Jackson, MS 39225-2728.

www.eastgroup.net